

# FORM 1-A/A

## REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933



## Paramount Auto Funding, LLC

**A Limited Liability Company Organized Under the Laws of the State of Utah**
**311 S. State Street, Ste. 380**
**Salt Lake City, UT 84111**
**801-448-6501**

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Service Agent:
Nathan D. Miller
311 S. State Street, Ste. 380
Salt Lake City, UT 84111
801-448-6501

Primary SIC Code: 6199 I.R.S. Employer Identification Number: 26-1438765

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

# PART I – NOTIFICATION

**ITEM 1. Significant Parties**

(a) The Issuer's Directors (Members):

Nathan Dix Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
2107 Dakota Drive, Farmington, UT 84025 (Residential address)

Jarom Benson Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
1782 South 300 East, Kaysville, UT 84037 (Residential address)

McCabe Clark Cox
1353 North Hwy. 89, Ste. 204, Farmington, UT 84025 (Business address)
1504 West Pebblecreek Dr., Layton, UT 84041 (Residential address)

Blake Darling
684 E. Vine Street, #3, Murray, UT 84107 (Business address)
2246 S. 150 E., Kaysville, UT 84037 (Residential address)

(b) The Issuer's Officers:

Nathan Dix Miller (Co-Manager)
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
2107 Dakota Drive, Farmington, UT 84025 (Residential address)

Jarom Benson Miller (Co-Manager)
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
1782 South 300 East, Kaysville, UT 84037 (Residential address)

Blake Darling (Director of Business Development)
684 E. Vine Street, #3, Murray, UT 84107 (Business address)
2246 S. 150 E., Kaysville, UT 84037 (Residential address)

(c) The Issuer's General Partners (Members):

Nathan Dix Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
2107 Dakota Drive, Farmington, UT 84025 (Residential address)

Jarom Benson Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
1782 South 300 East, Kaysville, UT 84037 (Residential address)

McCabe Clark Cox
1353 North Hwy. 89, Ste. 204, Farmington UT 84025 (Business address)
1504 West Pebblecreek Dr., Layton, UT 84041 (Residential address)

Blake Darling
684 E. Vine Street, #3, Murray, UT 84107 (Business address)
2246 S. 150 E., Kaysville, UT 84037 (Residential address)

(d) Record Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities:

Nathan Dix Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
2107 Dakota Drive, Farmington, UT 84025 (Residential address)

Jarom Benson Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
1782 South 300 East, Kaysville, UT 84037 (Residential address)

McCabe Clark Cox
1353 North Hwy. 89, Ste. 204, Farmington UT 84025 (Business address)
1504 West Pebblecreek Dr., Layton, UT 84041 (Residential address)

Blake Darling
684 E. Vine Street, #3, Murray, UT 84107 (Business address)
2246 S. 150 E., Kaysville, UT 84037 (Residential address)

(e) Beneficial Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities:

Nathan Dix Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
2107 Dakota Drive, Farmington, UT 84025 (Residential address)

Jarom Benson Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
1782 South 300 East, Kaysville, UT 84037 (Residential address)

McCabe Clark Cox
1353 North Hwy. 89, Ste. 204, Farmington UT 84025 (Business address)
1504 West Pebblecreek Dr., Layton, UT 84041 (Residential address)

Blake Darling
684 E. Vine Street, #3, Murray, UT 84107 (Business address)
2246 S. 150 E., Kaysville, UT 84037 (Residential address)

(f) Promoters of the Issuer:

Nathan Dix Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
2107 Dakota Drive, Farmington, UT 84025 (Residential address)

Jarom Benson Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
1782 South 300 East, Kaysville, UT 84037 (Residential address)

McCabe Clark Cox
1353 North Hwy. 89, Ste. 204, Farmington UT 84025 (Business address)
1504 West Pebblecreek Dr., Layton, UT 84041 (Residential address)

Blake Darling
684 E. Vine Street, #3, Murray, UT 84107 (Business address)
2246 S. 150 E., Kaysville, UT 84037 (Residential address)

(g) Affiliates of the Issuer:

None.

(h) Counsel to the Issuer with Respect to the Proposed Offering:

Nathan Dix Miller
311 S. State Street, Ste. 380, Salt Lake City, UT 84111 (Business address)
2107 Dakota Drive, Farmington, UT 84025 (Residential address)

(i) Each Underwriter with Respect to the Proposed Offering:

None

(j) The Underwriter's Directors:

Not applicable.

(k) The Underwriter's Officers:

Not applicable.

(l) The Underwriter's General Partners:

Not applicable.

(m)Counsel to the Underwriter:

Not applicable.

## ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

## ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

## ITEM 4. Jurisdiction in Which Securities Are to be Offered

The issuer is not using any underwriters, dealers, or salespersons to sell the securities. At this time the issuer intends to register and offer the securities only in the State of Utah (the securities will be registered in Utah under Utah's laws and rules for registration by coordination), however, the issuer may seek to offer the securities in other states in compliance with the securities laws and regulations of those states. The securities will be offered through the issuer's members and managers, Nathan Miller, Benson Miller, McCabe Cox, and Blake Darling by the following means: (i) individual meetings with potential investors who are either known to the issuer's members and managers, or who have been referred to the issuer's members and managers; (ii) invitations to individuals and groups to attend meetings organized by the issuer for the purpose of explaining the offering to potential investors and soliciting their investment in the issuer; (iii) through Internet marketing, including the issuer's website, search engine marketing, and social media sites such as Facebook and LinkedIn; and (iv) through direct verbal and written solicitation of individuals or entities who may have interest in investing.

## ITEM 5. Unregistered Securities Issued or Sold Within One Year

| ISSUER | TYPE OF SECURITY | AMOUNT | CONSIDERATION PAID | SECURITY HOLDER | EXEMPTION FROM REGISTRATION |
|---|---|---|---|---|---|
| Paramount Auto Funding, LLC | Note | 30,000.00 | 30,000.00 | Roche, Dominique | Rule 147 |
| Paramount Auto Funding, LLC | Note | 16,000.00 | 16,000.00 | Findlay, Rebecca | Rule 147 |
| Paramount Auto Funding, LLC | Note | 51,000.00 | 51,000.00 | Darling, Diane | Rule 147 |
| Paramount Auto Funding, LLC | Note | 5,540.65 | 5,540.65 | Arnell, Keith | Rule 147 |
| Paramount Auto Funding, LLC | Note | 51,735.19 | 51,735.19 | Guernsey Holdings, LLC | Rule 147 |
| Paramount Auto Funding, LLC | Note | 100,000.00 | 100,000.00 | Molding Box, Inc. | Rule 147 |
| Paramount Auto Funding, LLC | Note | 22,800.00 | 22,800.00 | Legacy Investing, LLC | Rule 147 |
| Paramount Auto Funding, LLC | Note | 14,000.00 | 14,000.00 | Legacy Investing, LLC | Rule 147 |
| Paramount Auto Funding, LLC | Note | 10,000.00 | 10,000.00 | Kasparian, Kirk | Rule 147 |
| Paramount Auto Funding, LLC | Note | 51,000.00 | 51,000.00 | Cox, Craig IRA | Rule 147 |

| Paramount Auto Funding, LLC | Note | 7,759.91 | 7,759.91 | Rivera, Mike IRA | Rule 147 |
|---|---|---|---|---|---|
| Paramount Auto Funding, LLC | Note | 100,000.00 | 100,000.00 | Nelson, Matthew J | Rule 147 |
| Paramount Auto Funding, LLC | Note | 10,000.00 | 10,000.00 | Rice, Ira | Rule 147 |
| Paramount Auto Funding, LLC | Note | 120,000.00 | 120,000.00 | Madsen & Associates CPA's, Inc. Defined Benefit Plan | Rule 147 |
| Paramount Auto Funding, LLC | Note | 10,000.00 | 10,000.00 | Shrader, Rick | Rule 147 |
| Paramount Auto Funding, LLC | Note | 150,000.00 | 150,000.00 | Darling, Blake | Rule 147 |
| Paramount Auto Funding, LLC | Note | 51,000.00 | 51,000.00 | Chas W. Bangerter & Son, Inc. | Rule 147 |
| Paramount Auto Funding, LLC | Note | 7,759.91 | 7,759.91 | Rivera, Merica IRA | Rule 147 |
| Paramount Auto Funding, LLC | Note | 5,000.00 | 5,000.00 | Jeffrey Kay Sproul | Rule 147 |
| Paramount Auto Funding, LLC | Note | 10,000.00 | 10,000.00 | Dave Burns & Assoc | Rule 147 |
| Paramount Auto Funding, LLC | Note | 4,526.00 | 4,526.00 | Reay, Donald - IRA | Rule 147 |
| Paramount Auto Funding, LLC | Note | 4,526.00 | 4,526.00 | Miller, J Benson - IRA | Rule 147 |
| Paramount Auto Funding, LLC | Note | 9,526.00 | 9,526.00 | Southworth, Michael - IRA | Rule 147 |
| Paramount Auto Funding, LLC | Note | 9,526.00 | 9,526.00 | Simpkins, Heigi - IRA | Rule 147 |
| Paramount Auto Funding, LLC | Note | 4,276.00 | 4,276.00 | Norton, Brock | Rule 147 |
| Paramount Auto Funding, LLC | Note | 7,500.00 | 7,500.00 | Roche, Dominique | Rule 147 |
| Paramount Auto Funding, LLC | Note | 100,000.00 | 100,000.00 | White, Andrew | Rule 147 |

All of the foregoing securities sold by the issuer within the last year were sold to residents of the State of Utah or Utah domestic entities. Accordingly, the issuer has relied upon Rule 147 as an exemption from federal registration for a wholly intrastate offering. The company's previous Rule 147 offering terminated on August 15, 2011.

## ITEM 6. Other Present or Proposed Offerings

The company has no other present or proposed offerings.

## ITEM 7. Marketing Arrangements

No arrangements are known to the issuer, or to any persons named in Item 1, or to any selling security holder in the offering covered by this Form 1-A to: (1) limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, (2) stabilize the market for any of the securities to be offered, or (3) without commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

## ITEM 8. Relationship with Issuer of Experts Named on Offering Statement

Attorney Nathan D. Miller prepared this Form 1-A on behalf of the issuer. Mr. Miller is a member and manager of the issuer. As a member, Mr. Miller owns 30% of the membership interests of the issuer.

## ITEM 9. Use of Solicitation of Interest Document

No publications authorized by Rule 254 were used prior to the filing of this notification.

# PART II – OFFERING CIRCULAR



PARAMOUNT AUTO FUNDING, LLC
311 S. State Street, Ste. 380
Salt Lake City, UT 84111
(801) 448-6501

**Date of this offering circular:** November 1, 2011

**Approximate date of commencement of proposed sale to the public:** November 1, 2011

**Type of securities offered:** We are offering up to Five Million Dollars ($5,000,000) of debt securities in the form of unsecured promissory notes ("Notes") that are nonconvertible. In accordance with the following matrix, the Notes are being offered at interest rates of between twelve percent (12%) and fifteen percent (15%) per annum, simple interest; and at terms of maturity of between twelve (12) and thirty-six (36) months. The Notes are being offered at face value and the Company may prepay the Notes in whole or in part at any time without premium or penalty.

| | $5k - $50k | $51k - $200k | $200k - $500k | More than $500K |
|---|---|---|---|---|
| 12 months | 12% | 12.5% | | |
| 24 months | 12.5% | 13% | 13.5% | |
| 36 months | 13% | 13.5% | 14% | 15% |

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

**The following are some of the material risks associated with the purchase of our Notes (additional risk factors are set forth on page 4):**

- If the Company experiences substantial defaults on its loans it will be unable to repay its investors in full (see page 4);
- The current economic recession could impair the Company's ability to repay its investors in full (see page 4);
- If the dealerships are unable or unwilling to service the Company's loans, the Company will incur added costs and will have losses on repossessed vehicles. These added costs and losses on repossessed vehicles could effect the Company's ability to repay its investors in full (see page 6);
- Because there will be no trading market for the Notes and because transfers of the Notes require the Company's consent, it may be difficult or virtually impossible to sell your Notes (see page 7);
- Because the Notes will have no sinking fund, security, insurance or guarantee, you may lose all or a part of your investment in the Notes if the Company does not have enough cash to pay the Notes (see page 7).
- The Company is seeking to acquire a bank revolving line of credit that would be senior in priority to the Notes (see page 9).
- The Notes automatically renew at the end of their term unless investors provide the Company with advanced written notice (see page 10).

| | Price to public | Underwriting discount and commissions[1] | Proceeds to the Company |
|---|---|---|---|
| **Minimum Note Price** | $5,000 | $0 | $5,000 |
| **Maximum Note Price** | $5,000,000 | $0 | $5,000,000 |

We are offering the Notes on a best efforts basis. This offering has a termination date two years from its initial effective date (the offering term of two years is made pursuant Rule 251(d)(3) of Regulation A and its requirement to comply with Rule 415 of Regulation C; Rule 415 applies to the extent that the sale of the Notes will be commenced promptly, will be made on a continuous basis and will continue for a period in excess of 30 days from the date of initial effectiveness). The minimum note sold under this offering will be $5,000; the maximum note sold under this offering will be $5,000,000. This offering has no minimum offering amount and all proceeds from each Note issued under this offering will be immediately available to the Company and will not be placed in any escrow, trust, or other similar arrangement.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

*THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK*

[1] The Company is not using an underwriter and is not paying any commissions. The Company has incurred approximately $500 in accounting expenses associated with this offering, however, these expenses have been paid out of the Company's operating income and none of the proceeds from this offering will be used for these expenses. All expenses of this offering will be borne by the Company.

## TABLE OF CONTENTS

## RISK FACTORS

**The following is a list of all risk factors which the Company considers to be material to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those material factors which constitute a threat that the investment will be lost in whole or in part, or not provide an adequate return).**

**If the Company experiences substantial defaults on its loans it will be unable to repay its investors in full.**

We are in the business of making high-risk sub-prime automobile loans that have a substantial risk of default. Our customers are individuals with poor or limited credit history, bankruptcy, or other financial problems that have made it impossible or unlikely for them to qualify for more traditional bank financing. We make loans to consumers where we are generally a lender of last resort. Because we are a lender of last resort, and because of the credit and financial problems inherent with our customers, there is a substantial likelihood that our customer's will default on their loans with us and we have in fact had customers default on their loans.

We make loans to our customers at interest rates of at or around 19.99%, per annum and we anticipate that we will charge loan origination fees or increase the interest rate on our loans such that the effective rate to our customers may reach approximately 22.00%. The high interest rates and fees of our loans increases the monthly and overall financial burden of our customers increasing the likelihood that they will not have the ability to pay their debts and obligations, and therefore the likelihood that they will default on our loans to them.

In addition, the Company does not originate its own loans. All of the loans it acquires are originated by the dealerships with which it has relationships. As a result, the Company is highly dependent on these dealerships to vet qualified customers and to make a determination on whether or not the customer will repay the loan. The dealerships also make these loans for more than the book value of the vehicle. Our loans generally include the price of the vehicle, sales tax, title and licensing fees, and the dealership documentation fee. As a result, there is negative equity in all of the loans we acquire.

As a result of the foregoing, if the Company experiences substantial defaults on its loans it will incur losses. If these losses are substantial, the Company will be unable to repay its investors in full, or will be unable to pay the promised return to its investors.

**The current economic recession could impair the Company's ability to repay its investors in full.**

The current economic condition of the United States has substantially affected automobile markets, manufacturers, dealers, and financial institutions that make automobile loans. We are likely to be similarly affected by these economic conditions. A slow economy will likely mean fewer automobile sales, and therefore fewer customers interested in our loan program. Furthermore, a slow economy also is likely to affect customers' abilities to repay their loans resulting in the increased likelihood of delinquencies, repossessions, and losses. In addition, our customers may face personal financial challenges that will increase the likelihood of defaulting on our loans to them. Those personal financial challenges may be exacerbated by the bad economy and may include, but are not limited to, job loss, bankruptcy, and divorce.

Automobile dealership closings are a natural result of fewer automobile sales on a macro level. Many dealerships have gone out of business because of lackluster sales. The Company makes the majority of its loans through the dealership Marine Credit Services ("MCS"), MCS has been negatively affected by the downturn in the United States automobile market and has had losses (negative net income) in recent years. If economic conditions remain the same or worsen MCS could be forced out of business and even into bankruptcy. If such events were to occur the Company may be without an immediate source to place it loans and its dealership guarantee[2] on its existing loans with MCS would be worthless. In addition, the Company could no longer rely on MCS to service its loans, make repossessions, and cure customer defaults.

**The Company's managers' lack of experience in the automobile finance industry could result in the Company being poorly run which could in turn result in losses to its investors of part of their investment.**

The Company's managers have limited or virtually no experience in the automobile finance industry. J. Benson Miller has been the primary manager of the Company since its inception. However, prior to his experience managing the Company J. Benson Miller had no experience in the automobile finance industry. The Company's other managers, Nathan Miller, Blake Darling, and McCabe Cox have no previous automobile finance industry experience and their involvement in the day-to-day operations of the Company have been limited. As a result of the managers' limited experience, the Company may be handicapped in its operations and may encounter situations or circumstances that will negatively affect it as a result of the inexperience of its managers.

**If the Company's managers' cannot devote adequate time to ensure the successful management of the Company the Company is likely to incur losses which would result in investors losing part of their investment.**

Each of the Company's managers are involved in other full-time occupations and businesses that limit the amount of time they can devote to the Company. J. Benson Miller is a practicing attorney and partner in the law firm Miller Reay & Associates, PLLC. In addition, Mr. Miller is involved in real estate ventures and other investments that require his time. These additional ventures and investments are wholly or partially owned by Mr. Miller and he is substantially committed to their success which conflicts with the amount of time and effort Mr. Miller can expend to ensure the Company's success.

Nathan Miller is a practicing attorney and partner in the law firm Jensen, Duffin & Dibb, LLP. In addition, Mr. Miller is involved in other business ventures and investments that require his time. These investments are wholly or partially owned by Mr. Miller and he is substantially committed to their success which conflicts with the amount of time and effort Mr. Miller can expend to ensure the Company's success.

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[2] The Company's contracts with its dealerships require that the dealerships guarantee the Company's loans. See the section on the company's businesses titled "Material Terms of the Company's Dealer Contracts."

McCabe Cox is involved on a full-time basis with real estate ventures and other investments and businesses. These ventures, investments, and businesses require his full-time commitment. Mr. Cox's investments are wholly or partially owned by Mr. Cox and his is substantially committed to their success which conflicts with the amount of time and effort Mr. Cox can expend to ensure the Company's success.

Blake Darling is an owner of a telecommunications company, Complete Communications, Inc., and he devotes his full time to that venture. In addition, Mr. Darling is involved in other ventures and investments that require his time. These investments are wholly or partially owned by Mr. Darling and he is substantially committed to their success which conflicts with the amount of time and effort Mr. Darling can expend to ensure the Company's success.

**The Company does not have an extensive operating history and has generated limited revenues. If the Company is unable to continue to grow and to continue to generate a profit, it will be unable to repay its investors in full.**

We were organized in November 2007, and therefore we do not have an extensive operating history on which to judge past performance. Our operating history, while profitable, has generated limited revenues as of the date hereof. The likelihood of our success must be considered in light of the problems, delays, risks, expenses and difficulties frequently encountered by businesses in their initial stages of operations, many of which may be beyond our ability to control. The Company is raising funds through debt financing and is therefor under substantial obligations to generate revenue in order to meet its interest payments and maturing debt. In the event the Company's revenues are handicapped in any significant manner, the Company may be prevented from repaying some or all of its debt.

**If the dealerships are unable or unwilling to service the Company's loans, the Company will incur added costs and will have losses on repossessed vehicles. These added costs and losses on repossessed vehicles could effect the Company's ability to repay its investors in full.**

The success of the Company will depend on the ability of the dealerships to find customers interested in our loan program, as opposed to the loans offered by other entities. The majority of the Company's loans are placed through MCS, which is located in Salt Lake City, Utah. The founder of MCS and the manager of its operations is Mark Marine ("Mr. Marine"). The inability of MCS or Mr. Marine to continue business as usual would negatively effect or limit the Company's ability to make loans or collect on its existing loans in a substantial manner. The Company believes these risks include the possibility that MCS could become insolvent, file bankruptcy, or otherwise cease to exist as a going concern. These risks also include the possibility that Mr. Marine could become incapacitated or deceased.

The risks associated with the failure or falter of the dealerships are outside of the Company's control. In the event a dealership was unable to continue to operate the Company would be required to locate additional dealerships to deploy new loans. In addition, the Company would be required to begin servicing the loans made previously made by that dealership and would not be as effective in doing so. The Company would be required to send repossessed vehicles to the auction to sell them at wholesale prices.

Most, if not all, vehicles sold at wholesale prices would be insufficient to cure the balance of the vehicle's loan. This would mean that the Company would have losses on most, if not all, vehicles it had to sell at the auction.

**Because there will be no trading market for the Notes and because transfers of the Notes require our consent, it may be difficult or virtually impossible to sell your Notes.**

Your ability to liquidate your investment is limited because of transfer restrictions, the lack of trading markets and the limitation on repurchase requests prior to maturity. They may not be transferred without our prior written consent. In addition, there will be no trading market for the Notes. Due to the restrictions on transfer of the Notes and the lack of a market for the sale of the Notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. If you request a redemption of your Note prior to its maturity date, such a redemption is is subject to our approval and to a repurchase penalty of two percent of the amount redeemed. The total principal amount of Notes that we would be able to redeem over any limited period of time would be limited based on the Company's revenues.

**Because the notes will have no sinking fund, security, insurance or guarantee, you may lose all or a part of your investment in the Notes if the Company does not have enough cash to pay the Notes.**

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Notes. The Notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the Notes. The Notes are not certificates of deposit or similar obligations, and are not guaranteed or insured by any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the Notes, you will have to rely only on our cash flow from operations for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the Notes, then you may lose all of part of your investment. As of the date of this offering, the monthly principal and interest we receive from our loans is approximately $51,000; we pay monthly interest to our investors of approximately $16,000, leaving approximately $35,000 per month available to redeem maturing Notes ("Redemption Cash"). As we sell more Notes our monthly Redemption Cash will grow, however, if a substantial amount of Notes mature and are redeemed we will be required to either default on the maturing Notes or sell more Notes to pay off those that are being redeemed at maturation. Due to our somewhat limited operating history we have not had to redeem any significant amount of Notes and we are uncertain as to what percentage of the Notes will be redeemed at maturity. Because Redemption Cash is limited, we are reliant upon raising new money through the sell of Notes in the event of substantial redemptions and we cannot guarantee that we will always be able to raise sufficient funds to repay the Notes. Accordingly, if we are unable to raise sufficient funds from new investors to satisfy the obligations of maturing Notes, we may default on the repayment of the Notes.

**Because we require a substantial amount of cash to service our debt, we may not be able to pay the Notes.**

To service our indebtedness from our previous offering of notes and this offering, we require a significant amount of cash. Our ability to generate cash depends on many factors, including our successful financial and operating performance. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include, without limitation:

i. The current credit quality of our motor vehicle contracts;
ii. Any operating difficulties or pricing pressures we may experience;
iii. Our ability to establish and maintain dealer relationships;
iv. The passage of laws or regulations that affect us adversely;
v. Our ability to compete with our competitors;
vi. Our ability to acquire motor vehicle contracts; and
vii. Our ability to raise money from new investors.

Depending on the outcome of one or more of these factors, we may not be able to generate sufficient cash flow from operations or to obtain sufficient funding to satisfy all of our obligations, including our obligations under the Notes. If we are unable to generate adequate cash to fund our operations you will lose all or part of your investment.

**Our managers will have limited discretion over the use of proceeds from this offering and the investors in the notes will have no control over our management or operations.**

The Company's success will be largely dependent upon the continued association and personal efforts of J. Benson Miller, Nathan D. Miller, and Blake Darling, the Company's managers. The loss of their services would have a materially adverse effect on our business and prospects. If they should become incapacitated or otherwise unavailable, a qualified successor would need to be employed and there can be no assurance that we would be able to employ personnel having the same degree of talent and/or experience as them. If it is necessary to find a qualified successor, the Company may incur added costs and experience interference with the Company's business.

The Company will rely on the managers for the operation of the Company. The Managers will devote only so much time to the business of the Company as is reasonably required. The Managers will have conflicts of interest in allocating management time, services and functions between their existing business interests other than the Company and any future entities which they may organize as well as other business ventures in which they may be involved.

We will use the proceeds from this offering to make or acquire automobile loansand to service the Company's maturing debt, including maturing debt from other investors

In addition, other than statutory rights reserved for the members of the Company, all rights and power to manage and control the Company are vested in its managers. The holders of the Notes will not acquire membership interests in the Company as result of their purchase of the Notes, and will not be deemed members of the Company or have any voting or other rights with respect to the management of the Company or its operations.

**If we experience problems with our accounting and collection systems, our ability to pay the Notes may be impaired.**

Problems with our in-house loan accounting and collection systems on the dealerships collectible assets could materially and adversely affect our collections and cash flows and our ability to make payments on the Notes. Any significant failures or defects with our accounting and collection systems could adversely affect our results of operations, financial conditions and cash flows and our ability to perform our obligations under the notes.

**The Company is subject to a diverse set of laws and regulations, the violation of which could have a material adverse effect on the Company and effect its ability to repay the Notes.**

The offering, exchange, sale and issuance of the Notes, and the operation of the Company of its business, are subject to numerous other federal, state and local laws, regulations, ordinances and codes in addition to the 1933 Act and the state securities laws (collectively, "Other Laws"). Some of these Other Laws are applicable to business operations generally, and apply no differently to the Company than to other business enterprises generally. Some of these Other Laws, however, apply to the Company as a result of its specific business activities. For example, the Company's lending operations are governed by a myriad of complex federal and state laws and regulations applicable to lending, servicing and enforcement, including the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and the Truth in Lending Act. Although the Company has made efforts to conform its lending operations to these laws, it does not have on its staff anyone who has substantial experience dealing with them. Violations of these laws could subject the Company to fines and other sanctions and could adversely affect its ability to enforce the loans. The Company is not aware that it is in material violation of any of these Other Laws, and it intends to fully comply with the other laws. However, if the Company violates any of these Other Laws, whether any such violation is inadvertent or intentional, the Company could be subject to substantial sanctions and penalties that could adversely affect its financial condition and ability to repay the Notes.

**The Company is exposed to numerous additional risks beyond its control.**

The Company is subject to general economic threats within the United States. These threats include natural disasters, acts of God, and terrorism threats that could substantially affect the economic conditions in general. In addition, the Company is subject to localized economic risks in the markets in which it operates and with the dealerships that place and service our loans. Such adversity and uncertainty could have an adverse effect on the Company's business, financial condition and results of operations.

**Some of the Company's existing note holders and its members have notes with terms more favorable than the Notes offered herein.**

Some of the Company's existing note holders have notes with terms generally more favorable than the terms the Company is offering herein. Many of the Company's existing note holders receive interest of 15% per annum with a term of three years. In addition, the Company's members and their immediate family members (spouse's and children, or entities owned by them, their spouses, or children) receive interest at a rate of 18% per annum, and will continue to receive these terms during this offering. The Company's higher obligation to these note holders may create a disproportionate incentive to repay its existing notes before paying the Notes offered herein in the event the Company has a lack of cash flow or liquidity.

**The Company is seeking bank financing which would be senior in priority to the Notes.**

The Company is currently attempting to obtain a revolving line of credit from a bank or other similar financial institution. In the event the Company is successful in acquiring such a line of credit it will be required to pledge its notes receivable as collateral. As a result, in the event the Company experiences a substantial amount of defaults on its notes receivable it could also default on its bank line of credit. In the event the Company defaults on a bank line of credit its assets will be foreclosed on to satisfy its senior bank debt, thereby increasing the risk that investors lose all or substantially all of their investment.

**The Notes automatically renew unless the Company receives written notice from you prior to termination.**

The Notes contain the following provision regarding automatic renewal:

*On the Maturity Date, this Note will automatically renew for the same term as the term hereof and at an interest rate that the Maker is offering at that time to other note holders with similar principal amounts for notes of the same term, unless the Maker has received from Holder written notification at least 60 (sixty) days prior to the Maturity Date of Holder's intention to redeem the Note.*

According to the foregoing provision of the Notes, if you do not provide the Company with written notice of your intent to redeem the Note at least sixty (60) days prior to the date of maturity the Note will automatically renew. If your Note automatically renews you will only be able to redeem the Note on its original maturity date with the Company's consent and if approved the amount redeemed will be subject to a two percent early redemption penalty. In the event you fail or forget to provide the above-mentioned notice to the Company, you will be locked into a term that is twice as long as you originally anticipated. Furthermore, your Note's interest rate will be adjusted to a different interest rate to match that rate the Company is then offering to new Note holders for Notes of the same amount and term. This may result in an automatic renewal of your Note at a lower interest rate than what you originally agreed to.

**If a substantial number of note holders elect to redeem their notes the Company may be unable repay the Notes.**

Due to the Company's somewhat limited operating history, the Company does not have a history from which to project what percentage of note holders will redeem their notes upon maturity or renew them with the Company. In the event a substantial number of note holders (either from this offering or the Company's previous offering) elect to redeem their notes upon maturity the Company's operating income would likely be insufficient to redeem the Notes on their stated maturity dates. In this case, the Company would need to raise new money to pay off the maturing Notes or pay the

Notes off over a period of time, forcing the Company to be in default under the terms of the notes.

**The Company has a large $430,000.00 loan with one dealership and in the event this loan were to default the Company may experience substantial losses from having to write off all or part of the loan.**

The Company has a large $430,000.00 loan with Cobalt Holdings, LLC ("Cobalt"), Titanium Funds, LLC ("Titanium"), and Lucky's Auto Credit, LLC ("Lucky's") as co-makers of the loan, all of which are Utah limited liability companies (Titanium and Lucky's are wholly-owned subsidiaries of Cobalt). This loan was issued under a revolving line of credit agreement to allow Titanium to fund vehicle loans for Lucky's customers. This loan bears an interest rate of 19.99% per annum and is an interest only loan until the Company demands a return of its principal. Pursuant to the terms of the agreement, the Company cannot demand a return of its principal prior to July 1, 2012, and upon making such demand the principal must be repaid in 12 equal monthly installments. This loan represents approximately 19% of the Company's total portfolio of loans and is by far the largest loan to any person or entity. As a result of the size of this loan, if the borrowers were to default or were otherwise unable to pay the loan the Company may experience substantial losses from having to write off all or part of loan.

**The Company does not take a substantial allowance for loan losses and it is possible that the Company's management is underestimating the amount of losses it may experience on its loans. If the Company's loan losses are greater than expected the Company could experience losses that would affect the Company's ability to repay the Notes in full.**

The Company, in preparing its financial statements, has not taken a substantial allowance for loan losses. While the allowance taken is adequate to cover the Company's historic losses, it is possible that the Company's management is underestimating the amount of losses it may experience on its loans. The likelihood of this is increased by the fact that the Company has less than a four year operating history. If the Company's loan losses are greater than expected the Company could experiences losses that would affect the Company's ability to repay the Notes in full.

**The Company is not subject to the Trust Indenture Act of 1939, accordingly investors are not afforded the protections offered by such Act.**

Pursuant to Rule 4a-2, the Securities and Exchange Commission has exempted any security issued in reliance on the Regulation A exemption from the Trust Indenture Act of 1939 (the "Trust Act"). In general, the Trust Act applies to the sale of debt securities and any security subject to the Trust Act must be issued under an indenture. Under such an indenture, an independent trustee is appointed to protect the note holders. In the event a company subject to the Trust Act becomes insolvent, the appointed trustee may be given the authority to seize the company's assets and sell them in order to recoup the note holders' investment. Because the Company is not subject to the Trust Act, no trustee has, or will be, appointed to protect the Note holders in the event the Company becomes insolvent. In addition, the Note holders are not afforded any other protections offered by the Trust Act.

**The Company's operating agreement does not limit or restrict the distribution of Company profits to its members, accordingly, if all or substantially all of the Company's profits are distributed the Company's ability to repay the Notes may be affected.**

The Company's operating agreement does not restrict the members' rights to make distributions of the Company's profits. Accordingly, it is possible for the members to drain the Company's profits thereby increasing the likelihood that if the Company were to experience losses on its loans it would not be able to repay the Notes in full.

*Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.*

## PLAN OF DISTRIBUTION

The Company does not currently have any, underwriters, selling agents, or finders. The Notes will be offered by the Company's members and managers on a best efforts basis. All of the Company's members and managers, J. Benson Miller, McCabe Cox, Nathan Miller, and Blake Darling will participate in raising money for the Company under this offering. None of the aforementioned members and managers are registered broker-dealers. The Company's members and mangers are exempt from broker-dealer registration pursuant to Exchange Act Rule 3a4-1 as follows: each member and manager (i) is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of his participation; (ii) is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; (iii) is not at the time of his participation an associated person of a broker or dealer; (iv) he primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities; (v) he was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (vi) he does not participate in selling an offering of securities for any issuer more than once every 12 months.

The Company intends to raise funds by certain means of private and public solicitation of investors. Privately, the Company's members and managers will solicit investment funds from its friends, family members, and other persons with which they already have a pre-existing relationship, or to persons referred to them. Publicly, the Company will use the following means of distribution: (i) Internet and social media (e.g. Facebook and LinkedIn) advertising and marketing through search engine optimization to drive traffic to its website where it will offer its investment to residents of all states where this offering is registered; (ii) seminars held by the Company to educate people about its business model and solicit investments; and (iii) direct oral contact with potential investors with which the Company's members and managers have no pre-existing relationship. The text of any general advertising

At this point the Company only intends to raise funds under this offering in the State of Utah (which sales will commence promptly after qualification of this offering) but the Company may make a determination to sell in other states at some future date. In the State of Utah the Company will be required to register this offering under Utah's laws and rules governing registration by coordination. In the event the Company determines to sell in other states it will file an amended offering circular with the Securities and Exchange Commission to disclose these additional states and it will either register or rely upon an exemption from registration to sell in these additional states. The end date of this offering will be two years from the date of initial effectiveness.

This offering has no minimum. As a result, the Company will use all proceeds it raises from this offering. None of the investment funds raised will be escrowed or otherwise returned to investors prior to the maturity date of their Notes.

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## USE OF PROCEEDS

The following table sets forth the use of the proceeds from this offering:

| **Total Proceeds** | If $5,000 is Raised | If $2,500,000 is Raised | If $5,000,000 is Raised |
|---|---|---|---|
| **Less:** | | | |
| Commissions & Finders Fees | $0 | $0 | $0 |
| Legal and Accounting | $0 | $0 | $0 |
| Copying & Advertising | $0 | $0 | $0 |
| Other | $0 | $0 | $0 |
| **Net Proceeds from Offering** | **Up to $5,000** | **Up to $2,500,000** | **Up to $5,000,000** |
| **Use of Net Proceeds:** | | | |
| New Automobile Loans | $5,000 | Up to $2,046,000 | Up to $4,546,000 |
| Payment of the Company's Maturing Debt Obligations | $0 | $454,000 – $908,000 | $454,000 – $908,000 |
| **Total Use of Net Proceeds** | **Up to $5,000 100%** | **Up to $2,500,000 100%** | **Up to $5,000,000 100%** |

All offering proceeds will be used to make new automobile loans to the Company's customers, or to satisfy maturing debt obligations to other Company investors. The satisfaction of the Company's debt obligations, if applicable, would take priority over using offering proceeds to make new automobile loans. No proceeds will be used to discharge indebtedness incurred within the previous year. The Company's use of proceeds will be the same regardless of whether it raises $5,000 or $5,000,000. The exact amount of proceeds used to satisfy maturing debt obligations to the other Company investors will wholly depend on the renewal rate of those notes as they mature. During the term of this offering, the Company will have $908,000 in investor notes that will mature from notes issued to previous investors (see the table below outlining the terms of these notes). Accordingly, this is the maximum amount of proceeds the Company would anticipate using to pay maturing debt obligations. The foregoing assumes that none of its existing notes will renew which is highly unlikely, however, due to the Company's limited operating history the Company is uncertain as to what percentage of its existing notes will be redeemed.

The following table sets forth the Company's maturing debt obligations during the term of this offering:

| Face Amount | Interest Rate | Issue Date | Maturity Date |
|---|---|---|---|
| 5,000.00 | 15.0% | 12/15/08 | 12/25/11 |
| 1,200.00 | 15.0% | 02/15/09 | 03/01/12 |
| 25,000.00 | 15.0% | 02/06/09 | 03/06/12 |
| 10,000.00 | 12.0% | 02/24/11 | 03/24/12 |
| 25,000.00 | 15.0% | 02/13/09 | 05/13/12 |
| 5,000.00 | 12.0% | 04/15/11 | 05/15/12 |
| 10,000.00 | 12.0% | 04/18/11 | 05/18/12 |
| 20,000.00 | 15.0% | 06/01/09 | 06/01/12 |
| 25,000.00 | 15.0% | 02/20/09 | 07/20/12 |
| 10,000.00 | 13.0% | 07/12/11 | 08/12/12 |
| 25,000.00 | 12.0% | 07/25/11 | 08/25/12 |

| | | | |
|---|---|---|---|
| 25,000.00 | 13.0% | 08/03/11 | 09/03/12 |
| 25,000.00 | 15.0% | 08/22/09 | 09/20/12 |
| 25,000.00 | 15.0% | 02/17/09 | 09/27/12 |
| 30,000.00 | 18.0% | 12/01/09 | 12/01/12 |
| 135,051.88 | 15.0% | 12/01/09 | 12/01/12 |
| 25,000.00 | 15.0% | 03/13/09 | 12/13/12 |
| 5,540.65 | 14.0% | 01/01/11 | 01/01/13 |
| 20,000.00 | 15.0% | 01/08/10 | 02/08/13 |
| 35,000.00 | 14.0% | 01/19/10 | 02/19/13 |
| 25,000.00 | 15.0% | 03/20/09 | 02/20/13 |
| 15,000.00 | 14.0% | 02/08/10 | 03/08/13 |
| 18,000.00 | 15.0% | 08/22/09 | 03/20/13 |
| 100,000.00 | 13.0% | 02/25/11 | 03/25/13 |
| 6,500.00 | 18.0% | 04/01/10 | 04/01/13 |
| 10,000.00 | 14.0% | 03/12/10 | 04/12/13 |
| 25,000.00 | 15.0% | 03/27/09 | 04/27/13 |
| 51,000.00 | 13.0% | 03/29/11 | 04/29/13 |
| 75,000.00 | 14.0% | 04/15/10 | 05/15/13 |
| 25,000.00 | 15.0% | 04/03/09 | 07/03/13 |
| 30,000.00 | 14.0% | 06/10/10 | 07/10/13 |
| 16,000.00 | 14.0% | 06/10/10 | 07/10/13 |
| 25,000.00 | 15.0% | 04/17/09 | 09/17/13 |

In the event the Company is unable to deploy all of its offering proceeds in the acquisition of automobile loans from dealerships, the Company reserves the right to acquire existing automobile loans for its portfolio from other automobile financing companies. The Company considers the purchase of these assets to be in its ordinary course of business. The Company will not use any material amount of proceeds to acquire assets other than in the ordinary course of business.

No proceeds will be used to reimburse any officer, director, employee or member for services already rendered. Furthermore, no proceeds from this offering will be used to compensate any officer, director, employee or member for services rendered in the future.

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## THE COMPANY'S BUSINESS

### What the Company Does.

The Company was organized as a Utah limited liability company on November 20, 2007, under the name 5M Enterprises, LLC. The Company changed its name to Paramount Auto Funding, LLC on or about February 10, 2009. The Company makes automobile loans to consumers with poor or limited credit. These loans are considered to be high-risk sub-prime loans. In general the Company's customers cannot qualify for traditional bank or credit union financing to purchase an automobile and the Company serves as a lender of last resort.

Currently, the Company has a working relationship with two used car dealerships in the State of Utah. These dealerships sell cars largely on a buy-here pay-here business model. This means that their customer's are typically people with poor or limited credit that cannot qualify for traditional bank financing to purchase a vehicle. In order to sell their vehicles, the dealerships must be able to secure a nontraditional source of financing for their customers. Once the dealership has a customer willing to purchase a vehicle, the dealership, through their own criteria, determines if the customer is a good credit risk. When that determination is made, the dealership contacts the Company to finance loan. The customer then signs a promissory note with the Company to finance the purchase of the vehicle and the Company becomes the lien holder on the vehicle's title.

After the Company funds a loan, the dealership, through their contract with the Company, is required to service the loan (collect payments, monitor insurance, and repossess vehicles in the event of default). In the event of a default, the dealership will repossess the vehicle and is then contractually bound with the Company to pay off the loan. Once the loan is fully repaid, either by the customer or by the dealership in the event of default, the Company releases its lien on the vehicle's title.

### Material Terms of the Company's Dealer Contracts.

The Company currently places loans through two used car automobile dealerships, MCS and Lucky's[3]. The Company has contracts in place with each of these dealerships and the material terms of these contracts are outlined below.

The MCS dealership agreement (the "MCS Agreement") is effective as of November 1, 2007, and will continue to be effective so long as the Company has loans on its books originated from MCS. Pursuant to the MCS Agreement, the Company will finance MCS customer loans at a rate of 19.99% per annum. MCS is required to service these loans, including, collecting payments, monitoring insurance, and repossessing and reselling vehicles whose loans are in default. In the case of default, MCS is required to cure the loan within 60 days, including all accrued interest. In addition, each MCS customer who finances a loan through the Company will be charged a $500 origination fee. This fee is placed in a loss reserve account controlled by the Company. If and when this loss reserve account exceeds $750 for each active loan on the Company's books, the Company will release the excess to MCS at MCS's direction. The purpose of the loss reserve account is to ensure that MCS can continue to honor its guarantee

---

[3] The Company's loan to Lucky's currently has a principal balance of $430,000, accounting for approximately 20% of the Company's notes receivable. The remaining approximately 80% of the Company's notes receivable is with MCS' customers. Of the offering proceeds the Company uses for new automobile loans, the Company anticipates placing most, if not all of it with MCS.

of the Company's loans to its customers. In the event MCS is unable to cure any loan that is in default, the Company has the right to use the loss reserve account to cure any deficiency. In addition, the Company may use the loss reserve account to cover one-half of any lost revenues it suffers as a result of having to reduce the interest rate on any one of its loans as a result of customers who enter active military status (the Servicemember's Civil Relief Act requires the Company to reduce the amount of interest charged to 6% per annum for members of the military who are in active duty).

The MCS dealership is located at 76 West 2100 South, Salt Lake City, Utah. According to the Utah State Tax Commission vehicle sales statistics, MCS sells approximately 12 vehicles per month. The Company finances all MCS vehicles sales except for those vehicles sold to customers who can qualify for traditional bank or credit union financing (approximately 2 to 4 vehicles per month).

The Lucky's dealership agreement (the "Lucky's Agreement") is effective as of March 1, 2011. The Lucky's Agreement is different than the MCS Agreement in that the loan is not made directly to Lucky's customers but is made directly to Lucky's itself, including its affiliated entities, Cobalt Holdings, LLC and Titanium Funds, LLC. The Lucky's Agreement is structured as a revolving line of credit that Lucky's may use to fund loans to its own customers for buy-here pay-here vehicle sales. The current balance of this loan is $430,000 which constitutes approximately 25% of the Company's notes receivable. This loan is secured by all of Lucky's assets, including their notes receivable. Lucky's pays the Company interest only payments each month based on an annual interest rate of 19.99% on the outstanding principal balance. The Lucky's Agreement may be called due by the Company any time after July 1, 2012, at which time Lucky's will be required to repay the principal balance and any accrued interest over a 12-month period.

The Lucky's dealership has two locations in the State of Utah: 1265 S. State Street, Clearfield, Utah; and 3780 S. Redwood Road, West Valley City, Utah. According to the Utah State Tax Commission vehicle sales statistics, Lucky's sells approximately 70 vehicles per month. The Company is not currently loaning any new money to Lucky's and does not have any intention of loaning any new money to Lucky's. Accordingly, all of Lucky's new vehicles sales come from financing sources other than the Company.

**Employees.**

The Company does not currently have any employees. Two of the Company's members, Nathan D. Miller and J. Benson Miller, serve as co-managers and are in charge of the Company's day-to-day operations. Another Company member, Blake Darling, serves as the Company's Director of Business Development. The Company does not anticipate hiring any employees in the next 12 months. Because the Company has no employees, the Company is not subject to any collective bargaining agreements, employee strikes, employee benefits, or incentive arrangements and has not been subject to any of these in the past.

**Description of distinctive or special characteristics of the Company's operations or industry which may have a material impact on the company's future financial performance.**

The Company operates in the used car finance industry. The Company currently makes loans for automobiles sold in the State of Utah and at this time does not intend to operate in any other state. There are two recognizable trends in the industry at this time. First, because traditional banks have generally increased lending standards more consumers need non-traditional financing options to purchase an automobile. Second, due to the current unemployment rate and general economic conditions the automobile finance industry has experienced a higher default percentage than in recent years past.

The Company's loans are made to automobile consumers currently at rates of 19.99% per annum. Any bank, credit union, or other finance company that makes automobile loans to consumers is considered to be a competitor of the Company, as well as buy-here pay-here dealerships that provide their own in-house financing. The vast majority of these competitors are substantially larger in size and have operating histories longer than the Company's operating history. Interest rate is the primary basis for competition in the Company's industry. To the Company's knowledge, current interest rates for subprime automobile loans range between approximately 18% and 36% per annum. The company believes it can effectively compete with its competitors for at least three reasons. First, generally financial institutions offering subprime automobile loans at or around the lower rate of 18% per annum are FDIC insured banking or credit union institutions. Due to the lending standards of these institutions it is unlikely that most, if any, of the Company's customers would be able to qualify with these institutions. Furthermore, many of these traditional institutions have heightened their lending standards as a result of the current economic conditions. Second, the Company has reviewed the rates of some of their competitors, and of those, most charge higher interest rates than the Company, giving the Company a competitive advantage. Finally, the Company takes substantial measures with the dealerships to ensure that the loans it makes are serviced by the dealerships and that the dealerships guarantee the loans in the event of default, meaning that if a customer defaults on a loan the dealership must pay the loan off. To the Company's knowledge, no other subprime finance company requires the dealership to both guaranteed and/or service the loans. The Company believes that this contractual relationship with the dealerships allows it to offer a lower interest rate because the default rate is substantially lower than what may be experienced by other subprime finance companies.

At this time, the above-described loans are the only loans the Company makes. The Company has no intentions of offering any other forms of loans or of offering any other product or service other than that described herein. The majority of the loans are made through the MCS dealership. As a result, the Company's continued success is highly dependent upon the continued success of the MCS dealership and its solvency.

The Company is subject to financial institution statutes and regulations of the states in which it operates (currently Utah only). Currently, the State of Utah's regulations relative to non-depository financial institutions, such as the Company, are minimal. The Company is required to be registered with the Utah Department of Financial Institutions as an entity that engages in lending activity in the State of Utah. Furthermore, the Company is subject to the following laws:

i. The Fair Debt Collection Practices Act which prohibits the Company from using undue harassment and other unethical practices when collecting from its customers. The Company's collection practices are limited as a result of this Act.
ii. The Fair Credit Reporting Act which requires the Company to notify consumers when an adverse action is taken on the basis of their credit bureau report and to disclose to the consumer the identity of the company that provided the report. The Company is required to provide this notice to the consumer if they deny a loan based on their credit report.
iii. The Gramm-Leach-Bliley Act which requires the Company to have safeguards in place to protect clients' nonpublic personal information.

iv. The Truth in Lending Act Which requires the Company to disclose to consumers, in a standardized manner, the costs associated with borrowing from the Company. Each of the Company's customers is given a Truth in Lending Statement to comply with this Act.
v. The Servicemembers Civil Relief Act which requires the Company to adjust the interest rate of any actively deployed customers to 6% per annum. (See Note 3 to the Financial Statements). The historical impact of this Act has had virtually no effect on the Company's business or operations. However, in the event a substantial amount of the Company's customers because actively deployed by the military the Company would be substantially effective as a result of having to write down the interest rates of these service members to 6%.

In addition, there is no guarantee that the State of Utah, or any other state in which the Company may operate in the future, will not enact additional statutes and regulations, or that other federal statutes and regulations will not be enacted, that could potentially negatively affect the Company and its ability to continue to operate.

In addition, the Company's Notes are securities subject to state and federal securities laws and regulations. The Company is offering the Notes pursuant to an exemption from registration under state and federal securities laws and has not registered and does not intend to register the Notes under the 1933 Act. As a result of the Company's decision to offer the Notes without registration under the 1933 Act in reliance upon the exemptions from registration thereunder, the Company is subject to a risk that a sale to or exchange with one or more investors could result in the Company being in violation of the 1933 Act or applicable state securities laws. The consequence of this is that an enforcement action could be filed by the U.S. Securities Exchange Commission or state securities division that might make it difficult for the Company to continue its business.

*Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.*

**The Company's plan of operation for the next twelve months (Marketing).**

The Company's current loans are almost exclusively made through the MCS automobile dealership. Due to the demand for subprime loans at MCS the Company anticipates that all money raised through this offering over the next 12 months will be deployed through MCS (except for money used to satisfy the Company's maturing debt obligations; see the section on "Use of Proceeds"). As a result, the Company does not have any additional marketing strategies and is not currently seeking to develop new markets. In the event MCS is unable to generate a market sufficient for the Company to place loans with all of its funds, or if the consumers generated by MCS are not acceptable to the Company, the Company will be required to develop and implement new marketing strategies. At this time MCS is able to generate sufficient customers for the Company to deploy its funds and the Company is currently profitable. The current MCS demand far exceeds what the Company can fund and therefore the Company is relatively confident that it can continue to deploy all or virtually all of its funds through MCS. The Company is under no obligation to fund a certain amount of loans and the Company will use this offering to raise money on a best efforts basis and will use that money for loans as it becomes available.

Because of the nature of loan products the Company does not have a backlog of written firm orders for its products. However, the Company's experience in the industry has indicated that there is a strong demand for its loans and the Company anticipates that this demand will continue, if not grow as a result of the current economy.

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## THE COMPANY'S PROPERTY

The Company shares offices with the offices of Benson Miller's and Nathan Miller's law practices. As a result, the Company does not own or lease any significant tangible property and no significant tangible property is needed to run its operations. The Company does not anticipate acquiring any significant tangible property in the foreseeable future. The only significant properties owned by the Company are its consumer notes (notes receivable) and its corresponding lien rights on their vehicles.

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## THE COMPANY'S MEMBERS, MANAGERS (OFFICERS), AND KEY PERSONNEL

**Members.**

The Company is a limited liability company and does not have directors per se. However, the Company's members serve in a capacity similar to a corporation's board of directors. The Company has no outside directors other than its members. The Company's members, their ages, and length of time they have been members are as follows:

- J. Benson Miller; Age 30; Term of Office: November 2007 – Present
- McCabe Cox; Age 30; Term of Office: November 2007 – Present
- Nathan D. Miller; Age 33; Term of Office: May 2009 – Present
- Blake Darling, Age 34; Term of Office: January 2011 – Present

**Managers (Executive Officers).**

The Company is a manager-managed limited liability company. The Company has two co-managers who are the persons in charge of the Company's day-to-day operations. The Company also has a director of business development. The Company's managers and officer, their ages, and their terms of office are as follows:

- J. Benson Miller, Co-Manager; Age 30; Term of Office: November 2007 - Present
- Nathan D. Miller, Co Manager; Age: 33; Term of Office: May 2009 – Present
- Blake Darling, Director of Business Development; Age 35; Term of Office: December 2010 – Present

**Other Key Personnel.**

The Company has no employees or other key personnel, other than its members and managers.

**Family relationships.**

J. Benson Miller and McCabe Cox are related by marriage. J. Benson Miller is married to McCabe Cox's sister. Despite having the same last name, J. Benson Miller and Nathan D. Miller are not related.

**Business experience of the Company's directors (members) and managers (officers).**

**J. Benson Miller** (*Spends approximately 10 hours per week on Company activities*)

*Professional Experience*

- Attorney, Miller, Reay & Associates, PLLC (formerly Reay Law, PLLC), 2008 – Present. Mr. Miller's responsibilities include general attorney work for a practice focusing on general business and real estate law and civil litigation.
- Due-diligence Associate, then Assistant Legal Counsel (once admitted to the bar), Western America Holding, LLC, Assistant Legal Counsel, 2007 – 2008. Due-diligence Associate, 2003 – 2007. Mr. Miller's responsibilities included locating and conducting due diligence on raw land to analyze potential for acquisition and development, and providing assistance to outside legal counsel regarding all legal matters involving the company.

*Educational Background*

- J.D. University of Utah S.J. Quinney College of Law, *Order of the Coif Honors*, 2007
- B.S. Business Management, Southern Utah University, *Magna Cum Laude*, 2003

**McCabe Cox** (*Spends approximately 0 hours per week on Company activities*)

*Professional Experience*

- Program Manager, Imperial Ventures, LLC, 2008 – Present. Imperial Ventures is an investment group who invests in environmental control technologies, power development, and waste management technologies. As a program manger Mr. Cox is responsible for budgeting, research, financial analysis, procurement, and project management. In addition, he assists in strategic planning, policy setting, and other managerial activities.
- Project Manager, Synergy Development, 2007 – 2008. Synergy Development is a real estate development company which specializes in rural community developments for employee housing as well as recreational housing. As a project manager Mr. Cox was responsible for all aspects of project planning including scheduling, cost estimating, monitoring and controlling. In addition, he assisted in project selection, research, permitting, procurement, and other activities.
- Project Manager and Procurement Technician, Western America Holdings, LLC, 2005 – 2007. Mr. Cox's duties included the procurement of 2,000 acre feet of water for a proposed real estate development, assistance with market research, business development, permitting, and assembling marketing material.

*Educational Background*

- B.S. in Business Administration from Weber State University, 2006
- MBA from University of Phoenix, 2010

**Nathan D. Miller** (*Spends approximately 10 hours per week on Company activities*)

*Professional Experience*

- Attorney and Partner, Jensen, Duffin & Dibb, LLP, 2005 – Present. Mr. Miller's responsibilities include general attorney work for a practice focusing primarily on business transactional and estate planning/probate work.

*Educational Background*

- J.D. University of Utah S.J. Quinney College of Law, 2005
- B.A. Economics, Utah State University, *Magna Cum Laude*, 2002

**Blake Darling** (*Spends approximately 10 hours per week on Company activities*)

*Professional Experience*

- Owner and President, Complete Communications, Inc., 2002 – Present. Mr. Darling's responsibilities are to sell telecommunications services to the company's customers.

*Educational Background*

- B.S. Marketing, Utah State University, 2000

*Note: After reviewing the information concerning the background of the Company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.*

## REMUNERATION OF MEMBERS AND MANAGERS

Each of the Company's members and managers are self-employed in other businesses they own. As a result, the Company's members and managers do not rely upon remuneration from the Company to cover their general living expenses. Accordingly, the members and manager have received very little compensation in exchange for their services to the Company. The following table sets forth remuneration paid to all members and managers (officers) during this fiscal year (no compensation was paid to the members and managers during the last fiscal year). The Company's determination to pay the following compensation was based of a vote of the members and is not tied to any Company policy or any provision in the Company's operating agreement requiring the payment of compensation.

| Name of Individual or Identity of Group | Capacities in Which Remuneration was Received | Aggregate Remuneration |
|---|---|---|
| Members[4] | N/A | $0 |
| Benson Miller | Manager | $2,400 |
| Nathan Miller | Manager | $2,400 |
| Blake Darling | Manager | $0 |

As the Company's profits increase it anticipates making additional payments to the members and managers for their services. The Company has not formulated any specific compensation plans for its members and managers but all such payments will only be made for so long as the Company is profitable.

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[4] The members have received no remuneration for services performed as members. However, in April, 2011, the members took a collective distribution of $15,000 to assist the members in paying their taxes for 2010 profits allocated to them by the Company. In addition, beginning in 2011, the Company began making monthly distributions to its members equal to 1/12th of 18% times the amount of the member's capital contribution.

## OWERNERSHIP

The following table sets forth all members (owners) of the Company:

| Title of Class[5] | Name and Address of Owner | Amount Owned Before the Offering | Amount Owned After the Offering | Percent of Class |
|---|---|---|---|---|
| Members | J. Benson Miller<br>311 S. State St., Ste. 380<br>Salt Lake City, UT 84111 | 30% | 30% | 30% |
| Members | McCabe Cox<br>1353 North Hwy. 89, Ste. 204<br>Farmington UT 84025 | 10% | 10% | 10% |
| Members | Nathan D. Miller<br>311 S. State St., Ste. 380<br>Salt Lake City, UT 84111 | 30% | 30% | 30% |
| Members | Blake Darling<br>684 E. Vine Street, #3<br>Murray, UT 84107 | 30% | 30% | 30% |

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[5] The Company only has one class of membership (ownership).

## INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has issued numerous notes to its members and managers, as well as relatives of its owners and managers. The following table sets forth the general terms of these transactions:

| Person/Entity and/Relation to the Company | Date Note Issued | Principal Amount of Note | Interest Rate of Note (per annum) | Maturity Date |
|---|---|---|---|---|
| McCabe Cox, Member | 12/01/2009 | $30,000 | 18% | 12/01/2012 |
| Markham Miller Family Trust, Relatives of Benson Miller | 12/01/2009 | $135,051 | 15% | 12/01/2012 |
| Benson Miller, Member and Manager | 11/01/2010 | 169,605 | 18% | 11/01/2014 |
| Caleb and Melinda Miller, Relative of Benson Miller | 06/01/2009 | $20,000 | 15% | 06/01/2012 |
| Nathan Miller, Member and Manager | 04/01/2010 | $6,500 | 18% | 04/01/2013 |
| Blake Darling Member | 04/15/2011 | $150,000 | 18% | 04/15/2014 |
| Diane Darling Relative of Blake Darling | 12/01/2010 | $51,000 | 13.5% | 01/01/2014 |
| Craig Cox Relative of McCabe Cox and Benson Miller | 03/01/2011 | $51,000 | 13.5% | 04/01/2014 |

The Company has made numerous loans for automobile purchases to customers of Amicus Auto, LLC ("Amicus"). The Company's member and co-manager, J. Benson Miller, had a 50% ownership interest in Amicus at the time such loans were made. These loans were made under terms and conditions consistent with the terms and conditions with which the Company typically makes its loans through other dealerships. There are currently only two loans on the Company's books from loans made to Amicus customers. One of the loans was made in May, 2008, and the other one was made in January, 2009. The total current value of these loans represents less than 1% of the Company's loans. The Company does not currently make any loans to Amicus customers and has no intention of doing so in the future.

J. Benson Miller is the sole owner of 5M Holdings, LLC ("5M"). 5M is a minority (4%) owner in Titanium Funds, LLC ("Titanium") which operates in the same business as the Company. The

Company has an outstanding loan balance with Titanium in the amount of $430,000.00 (this loan was made pursuant to the Company's dealer contract with Titanium – see the section on "The Company's Business" regarding the terms of this loan). J. Benson Miller has performed legal services for Titanium on an independent contractor basis but is not and has never been an employee of Titanium. No other officers or directors have ever worked for or managed a company in the same business as the Company.

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## SECURITIES BEING OFFERED

**General Description.**

The securities being offered by the Company are debt securities in the form of unsecured promissory Notes. Because the securities are debt instead of equity, investors will have no ownership or rights to ownership in the Company. The Notes are not convertible to equity securities. The Notes do not have any preference as to interest payments, preference upon liquidation, or any other special rights or preferences. However, pursuant to the Utah Limited Liability Company Act, in the event of a dissolution and liquidation of the Company, the Notes would have preference over liquidating distributions to the Company's members.

**Note Terms.**

The Notes are offered at various rates depending upon the amount invested and length of the investment as set forth in the table below. Investors have the option to receive monthly interest payments on their Note (payable on or before the 15th day of each month for the previous month's interest) or to have their interest compounded on a calendar quarterly basis. The monthly interest is calculated by multiplying the principal amount by the annual interest rate and then dividing it by 12. No principal is paid until the date of maturity. Other material terms of the Notes include: (i) the Company reserves the right to prepay the Notes without penalty, in whole or in part, at any time; (ii) the holder of the Note must provide the Company with notice of default; (iii) the Notes are unsecured; (iv) if the Company, at its sole discretion, honors a request for early withdrawal of the Note investment, the holder will be charged an early withdrawal penalty equal to two percent of the amount withdrawn; (v) if the holder does not provide the Company at least sixty (60) days' notice of their intent to redeem the Note prior to the Note's date of maturity, the Note will automatically renew for the same term at the then interest rate offered to holders with Notes of the same principal amount and term, if the Company is not issuing notes to new note holders at the time of renewal, or is not issuing notes of the same principal amount and term as the maturing Note, then the interest rate at the time of renewal shall be the same as the interest rate of the maturing Note; no information will be disclosed to Note holders prior to automatic renewal regarding interest rate or otherwise[6]; (vi) the Notes will be governed by the laws of the State of Utah and the holders consent to the exclusive jurisdiction and venue of the courts located in Salt Lake County, State of Utah; (vii) the Notes are not transferrable except with the written consent of the Company; and (viii) the Company does not have a mandatory sinking fund and the terms of the Notes do not provide for a sinking fund.

---

[6] The automatic renewal term of the Notes reads as follows:
*"On the Maturity Date, this Note will automatically renew for the same term as the term hereof and at an interest rate that the Maker is offering at that time to other note holders with the same principal amounts for notes of the same term, unless the Maker has received from Holder written notification at least 60 (sixty) days prior to the Maturity Date of Holder's intention to redeem the Note. In the event Maker is not issuing notes to new note holders at the time of renewal, or is not issuing notes of the same principal amount and term as this Note, then the interest rate at the time of renewal shall be the same as the Rate of this Note."*

| | $5k - $50k | $51k - $200k | $200k - $500k | More than $500K |
|---|---|---|---|---|
| 12 months | 12% | 12.5% | | |
| 24 months | 12.5% | 13% | 13.5% | |
| 36 months | 13% | 13.5% | 14% | 15% |

**Priority of the Notes.**

The Notes are unsecured Company debt and have no preference over any other unsecured Company debt. Under Utah law, in the event of the Company's dissolution, the Notes, along with all other unsecured Company debt, will only have priority over debts owed to the Company's members. The Company intends to pursue a bank line of credit. It is anticipated and expected that if secured, the bank line of credit will be secured by the Company's loans and that the line of credit will be senior in priority to the Notes.

In addition, the Company's operating agreement does not restrict the members' rights to make distributions of the Company's profits. Accordingly, it is possible for the members to drain the Company's profits thereby increasing the likelihood that if the Company were to experience losses on its loans it would not be able to repay the Notes in full.

*THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK*

# APPENDIX A

# FINANCIAL STATEMENTS

# PARAMOUNT AUTO FUNDING, LLC

## Financial Statements

## and

## Notes to Financial Statements

June 30, 2011

# PARAMOUNT AUTO FUNDING, LLC

## Table of Contents

# Paramount Auto Funding, LLC
## Balance Sheets
## (unaudited)

| | June 30, 2011 | December 31, 2010 | December 31, 2009 |
|---|---|---|---|
| **Assets:** | | | |
| Current assets: | | | |
| Cash | $ 4,925 | $ 6,308 | $ 1,577 |
| Accrued interest receivable | 7,158 | 11,072 | 2,565 |
| Loan receivable, current | 11,809 | 256,864 | 128,952 |
| Other assets | 13,914 | – | – |
| Total current assets | 37,806 | 274,244 | 133,094 |
| Cash reserve account | 46,005 | 9,500 | – |
| Notes receivable, long term | 1,936,049 | 921,925 | 626,925 |
| Total assets | $ 2,019,860 | $ 1,205,669 | $ 760,019 |
| **Liabilities and Members' Equity:** | | | |
| Current liabilities: | | | |
| Accrued interest | $ 12,284 | $ 12,688 | $ 8,352 |
| Notes payable, current portion | 226,689 | 137,097 | – |
| Total current liabilities | 238,973 | 12,688 | 8,352 |
| Long-term liabilities: | | | |
| Notes payable, less current portion | 1,338,129 | 1,026,432 | 749,717 |
| Reserve payable | 46,000 | 9,500 | – |
| Total long-term liabilities | 1,384,129 | 1,035,932 | 749,717 |
| Total liabilities | 1,623,102 | 1,185,717 | 758,069 |
| Members' equity | 396,758 | 19,952 | 1,950 |
| Total liabilities and members' equity | $ 2,019,860 | $ 1,205,669 | $ 760,019 |

*See accompanying notes to the financial statements.*

# Paramount Auto Funding, LLC
## Statements of Operations and Members' Equity
## (unaudited)

| | Six Months Ended June 30, 2011 | Year Ended December 31, 2010 | Year Ended December 31, 2009 |
|---|---|---|---|
| Revenues: | | | |
| Interest income from loans | $ 150,832 | $ 197,255 | $ 101,468 |
| Other fees | 335 | 2,255 | 613 |
| Total revenues | 151,167 | 199,510 | 102,081 |
| Expenses: | | | |
| Interest expense | 81,047 | 149,077 | 92,927 |
| General and administrative | 7,157 | 6,494 | 5,514 |
| Bad debt expense | 5,376 | 19,156 | 1,690 |
| Total expenses | 93,580 | 174,727 | 100,131 |
| Net income | $ 57,587 | $ 24,783 | $ 1,950 |
| Members' equity, beginning of period | 19,952 | 1,950 | 4,705 |
| Members' contributions | 339,974 | – | – |
| Members' distributions | (20,755) | (6,781) | (4,705) |
| Members' equity, end of period | $ 396,758 | $ 19,952 | $ 1,950 |

*See accompanying notes to the financial statements.*

# Paramount Auto Funding, LLC
## Statements of Cash Flows
## (unaudited)

| | Six Months Ended June 30, 2011 | Year Ended December 31, 2010 | Year Ended December 31, 2009 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 57,587 | $ 24,783 | $ 1,950 |
| Adjustments to reconcile net income to net cash used in operating activities: | | | |
| Allowance for loan losses | 2,285 | 15,010 | 1,690 |
| Net changes in assets and liabilities: | | | |
| Accrued interest receivable | 3,914 | (8,507) | (2,565) |
| Other assets | (13,914) | – | – |
| Cash reserve account, restricted | (36,505) | (9,500) | – |
| Other accrued liabilities | 36,096 | 13,836 | 8,352 |
| Net cash used in operating activities | 49,463 | 35,622 | 9,427 |
| **Cash flows from investing activities:** | | | |
| Disbursements on notes receivable | (1,044,861) | (702,548) | (588,854) |
| Payments on notes receivable | 273,507 | 264,626 | 177,835 |
| Net cash (used in) investing activities | (771,354) | (437,922) | (411,019) |
| **Cash flows from financing activities:** | | | |
| Members' contributions | 339,973 | – | – |
| Members' distributions | (20,755) | (6,781) | (4,705) |
| Proceeds from issuance of notes payable | 752,707 | 456,271 | 600,330 |
| Principal payments on notes payable | (351,417) | (42,459) | (211,068) |
| Net cash provided by financing activities | 720,508 | 407,031 | 384,557 |
| Net increase in cash and cash equivalents | (1,383) | 4,731 | (17,035) |
| Cash at beginning of period | 6,308 | 1,577 | 18,612 |
| Cash at end of period | $ 4,925 | $ 6,308 | $ 1,577 |

*See accompanying notes to the financial statements.*

# Paramount Auto Funding, LLC
## Notes to Financial Statements
## (Unaudited)

### 1. NATURE OF ORGANIZATION

***Nature of Organization*** The financial statements presented are those of Paramount Auto Funding, LLC ("the Company"). The company was organized with the purpose of issuing long-term loans to customers backed by collateral of automobiles. The Company was organized as a limited liability company under the laws of the state of Utah and was formed in November, 2007. The Company has its principal offices located in Salt Lake City, Utah.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Accounting Method*** The financial statements are prepared using the accrual method of accounting. The Company has elected a December calendar year-end.

***Revenue Recognition*** Revenue recognition is recognized in accordance with SAB 104. Revenue from the approval of financing the vehicle from the dealership. Revenue from other activities is generally recognized when received. According to SAB 104 the Company recognizes revenue when 1) persuasive evidence of an arrangement exists. The Company approves the financing of the vehicle and the Company holds the title to the vehicle and the purchase agreement on the sale of the vehicle. The Company then issues a check for a particular vehicle loan. 2) Delivery has occurred or services have been rendered. The Company receives the purchase agreement and title to the vehicle as a lien holder. 3) The seller's price to the buyer is fixed or determinable. The Company issues a check on behalf of the customer to the dealership based on the fixed sales price of the vehicle which is determined by the customer and the dealer. 4) Collectability is reasonably assured. The Company approves financing to the customer based on credit worthiness and the probability of collecting payments on a bi-weekly and/or monthly basis. The Company has a reserve account for the probability of collecting payments (see "Note 5 Cash Reserve Account").

***Use of Estimates*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

***Cash and Cash Equivalents*** The Company considers cash and investments with an original maturity of three months of less to be the equivalent of cash. The Company's cash and cash equivalents consist of cash deposited with federally insured banks.

***Allowance for loan loss reserve*** The allowance for loan loss reserve is established to known inherent losses primarily from outstanding loans. Allowances or reserves for the loan losses are based on specific loan basis and considering the credit quality, collateral, financial strength of the borrower, and current economic conditions. Losses are charged directly to the allowance for loan loss reserve when all efforts to collect on the account is exhausted. The Company provisions for loan losses are in accordance to the management's judgment and are sufficient to maintain the balance at an adequate level.

***Income taxes*** The Company is a limited liability company and therefore, does not incur income taxes. The income of the Company is taxed at the member level on their prorate share of income and expenses. Therefore, no accrual for income taxes has been recorded in the financial statements.

***Concentrations of Credit Risk*** The Company provides automobile loans to a diversified group of customers. The Company generally provides credit based on the evaluation of each customer's financial condition. The Company does not believe that it is subject to any unusual risks beyond the normal risks attendant to operating its business.

***Fair Value of Financial Instruments*** Financial instruments consist primarily of cash equivalents, finance notes receivable, accounts payable, and accrued and other liabilities. The carrying amounts of these instruments approximate fair value due either to length of maturity or existence of interest rates that approximate market rates.

## 3. LOANS RECEIVABLE

The Company offers vehicle loans from the issuance of finance contracts in connection with the sale of used vehicles. Borrowers are required to make weekly, semimonthly or monthly payments at the rate of 19.99% annually. Loans generally range from 60 to 72 month periods and are secured by the vehicles.

The Company has a commercial loan to a local used car dealership in the amount of $430,000 as of June 30, 2011. This is loaned to the used car dealership based on a revolving credit line and requires a monthly payment on the loan at the rate of 19.99% annually.

The Company had a short-term loan secured by a vehicle in the amount of $10,000. The loan was at the rate of 19.99% annually. The Company received the vehicle as payment on the loan, principle $10,000.00 and accrued interest of $3,914. The Company is in the process of selling the vehicle. As of June 30, 2011 the short-term loan was changed and classified on the balance sheet as other assets in the amount of $13,914 due to the fact that the Company was able to receive the vehicle.

The Company accounts for the loans receivable on an accrual basis and there are not any loans accounted for on a nonaccrual basis. As of June 30, 2011 all vehicle loans and commercial loans are current on all payments. The Company has recorded accrued interest receivable on the loans receivable in the amount of $7,158 as of June 30, 2011.

The Company has modified two vehicle loans from their original terms due to the Military Service Members Relief Act. As of June 30, 2011 the total balance of the two loans are $10,831. The Military Service Members Relief Act is a Federal Act that gives the right to Military individuals that are deployed in active military duty to reduce the interest rate on their vehicle loans. The two vehicle loans interest rate was originally at 19.99% APR but have been reduced to 6.0% APR due to the Military Service Members Relief Act.

Loans receivable consisted of the following:

| | June 30, 2011 | December 31, 2010 | December 31, 2009 |
|---|---|---|---|
| Vehicle loans | $ 1,536,843 | $ 735,488 | $ 642,568 |
| Commercial loan | 430,000 | 450,000 | 105,000 |
| Short-term note receivable | - | 10,000 | 10,000 |
| Total loans receivable | 1,966,843 | 1,195,489 | 757,568 |
| Less allowance for credit losses | (18,985) | (16,700) | (1,690) |
| Total loans receivable, net of allowance | 1,947,858 | 1,178,789 | 755,878 |
| Less loans receivable, current portion, net of allowance | (11,809) | (256,864) | (128,953) |
| Loans receivable, long-term portion, net of allowance | $ 1,936,049 | $ 921,925 | $ 626,925 |

Changes in the loan loss reserve related to loans receivable were as follows:

| | June 30, 2011 | December 31, 2010 | December 31, 2009 |
|---|---|---|---|
| Balance, Beginning | $ 16,700 | $ 1,690 | $ 1,690 |
| Provision charged to expense | 2,285 | 15,010 | – |
| Recapture of allowance for bad debts | – | – | – |
| Balance, Ending | $ 18,985 | $ 16,700 | $ 1,690 |

The Company records a loan loss reserve based on the average performance of the loan receivable and allocates a percentage based on past performances of the loan receivable. As of June 30, 2011 the Company has recorded a loan loss reserve of $18,985 for vehicle loans.

The Company uses a rate of 0.008 to calculate the loan loss reserve on vehicle loans. The Company has calculated the loan loss reserve based on the Company's history on performance on vehicle loans, and it has recorded a total loss on its books of $11,000 on the vehicle loans since the Company was formed in 2007. The Company has a cash reserve account (see "Note 5 Cash Reserve Account") that insures the Company that losses will be at a minimum, if any. As of June 30, 2011 the Company has recorded a loan loss reserve of $11,835 on vehicle loans.

The Company uses a rate of 0.0167 to calculate the loan loss reserve on the commercial loan. As of June 30, 2011 the Company has recorded a loan loss reserve of $7,150 for the commercial loan. The Company's history performance on the commercial loan, it has not recorded a loss on the commercial loan as of June 30, 2011.

Loans receivable consist of ending maturity dates as of June 30, 2011:

| | Due in one year or less | Due after one year through five years | Due after five years |
|---|---|---|---|
| Vehicle loans | $ 11,809 | $ 896,134 | $ 609,915 |
| Commercial loan | – | 430,000 | – |
| Total loans receivable | $ 11,809 | $ 1,326,134 | $ 609,915 |

## 4. NOTES PAYABLE

Notes payable consisted of the following:

| | June 30, 2011 | December 31, 2010 | December 31, 2009 |
|---|---|---|---|
| Notes payable to various individuals, interest From 12% to 15% per annum, principal Due in 2011, unsecured | $ – | $ 137,097 | $ 244,996 |
| Notes payable to various individuals, interest From 12% to 15% per annum, principal Due in 2012, unsecured | 226,689 | 367,624 | 504,721 |

| | | | |
|---|---|---|---|
| Notes payable to various individuals, interest From 12% to 15% per annum, principal Due in 2013, unsecured | 622,020 | 367,624 | 504,721 |
| Notes payable to various individuals, interest From 12% to 15% per annum, principal Due in 2014, unsecured | 543,510 | 658,808 | – |
| Less Notes payable to various individuals, interest From 12% to 15% per annum, principal Due in 2015, unsecured | 172,600 | – | – |
| Total notes payable | 1,564,819 | 1,163,529 | 749,717 |
| Less: current portion notes payable | (226,689) | (137,097) | – |
| Long-term portion of notes payable | $ 1,338,130 | $ 1,026,432 | $ 749,717 |

Maturities of notes payable are as follows:

| Years Ending June 30, 2011 | |
|---|---|
| 2011 | $ – |
| 2012 | 226,689 |
| 2013 | 622,020 |
| 2014 | 543,510 |
| 2015 | 172,600 |
| | $ 1,564,819 |

## 5. CASH RESERVE ACCOUNT

The Company has a separate reserve account that is used to mitigate any losses due to repossession or other unforeseeable events in the normal course of business. As each Loan is funded, Paramount will initially pay to MCS the Total Amount Financed less $500 and will place that $500 into a separate Reserve Account.

The Parties agree that these funds are ultimately to be MCS's funds (provided that losses are not experienced on Paramount Loans) but that the Reserve Account funds will be held in a Paramount account to be used if necessary to cure any default or losses on Paramount Loans. The Parties agree that money will only be released to MCS from the reserve account when the balance of the reserve account exceeds $750 multiplied by the number of Paramount Loans (the "Target Reserve Balance"). Any funds held by Paramount over and above the Target Reserve Balance will be released to MCS at such time or times as MCS reasonably directs.

It is the Parties' intent that the Reserve Account be used to cure any losses on Paramount's MCS loans to ensure the Paramount receives 19.99% interest on the issued Loans. In the event of any interest rate write-downs resulting from MCS customers being deployed into active military service, the parties agree that the interest income losses resulting from the active deployment will be cured 50% by the Reserve Account. The other 50% of the interest income losses resulting from active deployment will be borne by Paramount.

## 6. MEMBERS' EQUITY

The Company was formed as a Limited Liability Company and has one class of ownership.

Effective January 1, 2011 the members' of the Company retroactively converted their debt to equity. As of June 30, 2011 its members' contributed $339,973 of their debt to equity and the Company paid distributions to its members' in the amount of $20,755.

## 7. INTERIM PERIOD

In the opinion of the Company's management, the financial statements have been represented fairly, in all material respects to generally accepted accounting principles for the interim period as of June 30, 2011. The Company's management represents that all adjustments necessary for a fair financial statement has been conducted.

# APPENDIX B

## SAMPLE NOTE

# PROMISSORY NOTE

**THE PROMISSORY NOTE REPRESENTED BY THIS DOCUMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT). THIS NOTE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED TO ANY PERSON AT ANY TIME IN THE ABSENCE OF WRITTEN CONSENT OF THE MAKER AND AN EFFECTIVE REGISTRATION STATEMENT COVERING THIS NOTE UNDER THE 1933 ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE MAKER TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. THIS NOTE IS ONLY TRANSFERABLE ON THE BOOKS AND RECORDS OF MAKER.**

| | |
|---|---|
| **Note No:** | NOTE NO. |
| **Holder** | HOLDER'S NAME |
| **Principal Amount:** | $PRINCIPAL |
| **Rate** | #% |
| **Issue Date:** | ISSUE DATE |
| **Commencement Date:** | COMMENCEMENT DATE |

Paramount Auto Funding, LLC, a Utah limited liability company, with its offices at 311 S. State, Ste. 380, Salt Lake City, UT 84111, (the "*Maker*"), for value received, promises to pay to the Holder the Principal Amount. This Note will bear interest at the Rate, per annum, simple interest. The entire Principal Amount, plus all accrued but unpaid interest, shall be due and payable to the Holder [number of months] (#) months from the Commencement Date (the "*Maturity Date*"). Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty. This Note is offered for sale by the Maker pursuant to that certain offering circular (the "Offering Circular") dated October 1, 2011.

## 1. INTEREST

The "Annual Interest" amount earned under this Note is calculated by multiplying the Rate by the outstanding Principal Amount. The Maker shall pay 1/12th of the Annual Interest each month, on or before the 15th day of the month. Such payments shall be for interest accrued during the previous calendar month.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events (*"Events of Default"*) occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note due and payable.

## 3. SECURITY FOR PAYMENT OF THE NOTE

This Note is unsecured (<u>not</u> secured by any collateral).

## 4. COMMENCEMENT DATE OF THE NOTE

Interest applicable to this Note shall begin accruing on the Commencement Date. This means that there will be a delay from the Issue Date to the date this Note begins accruing interest.

## 5. PENALTY FOR EARLY WITHDRAWAL

Holder will be subject to a penalty for withdrawal of his, her or its funds prior to the Maturity Date. If Holder desires to withdraw funds prior to the Maturity Date, Holder must give written notice to the Company. If the Company, in its sole discretion, agrees to grant an early withdrawal, the Company has sixty (60) days from the date of receipt of written request for early redemption, to make payment to Holder. Holder shall cease to earn interest on his, her or its investment on the date of the Maker's receipt of the written request for early withdrawal, if Maker approves such request. Maker is not obligated to honor any request for early withdrawal/termination. In the event Maker does grant a request for early withdrawal, a penalty will be charged in the amount of 2% of the amount of the withdrawal request.

## 6. AUTOMATIC RENEWAL

On the Maturity Date, this Note will automatically renew for the same term as the term hereof and at an interest rate that the Maker is offering at that time to other note holders with the same principal amounts for notes of the same term, unless the Maker has received from Holder written notification at least 60 (sixty) days prior to the Maturity Date of Holder's intention to redeem the Note. In the event Maker is not issuing notes to new note holders at the time of renewal, or is not issuing notes of the same principal amount and term as this Note, then the interest rate at the time of renewal shall be the same as the Rate of this Note.

## 7. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

## 8. HOLDER'S REPRESENTATIONS AND WARRANTIES

(a) In order to induce the Maker to issue this Note, the Holder hereby makes the following representations and warranties to the Maker, which Maker intents to assert as a defense in the event of litigation:

(i) The Holder, or his, her or its representative(s), has received and read the Offering Circular and understands the information contained therein. The Holder has relied only on the information about the Maker contained in the Offering Circular and his, her or its own independent investigation in making his, her or its purchase of this Note.

(ii) Holder is aware that his, her or its investment involves a degree of risk and Holder has read and understands the section in the Offering Circular titled "*Risk Factors.*"

(iii) Holder acknowledges and is aware that there is no assurance as to the future performance of the Maker.

(iv) Holder, if an individual (A) has reached the age of majority in the state in which he resides, and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the State of Utah and has no present intention of becoming a resident of any other state or jurisdiction. The Holder, if a partnership, corporation, limited liability company, trust or other entity, was organized or incorporated under the laws of the State of Utah.

(v) Holder has been given the opportunity to review the merits of an investment in this Note with tax and legal counsel or with an investment advisor to the extent the Holder deemed advisable.

(vi) If Holder is a corporation, limited liability company, partnership, trust or other entity, it is authorized and qualified to make this loan to the Maker and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so. The purchase of this Note by the Holder has been duly authorized, and the execution, delivery and performance of this Note does not conflict with the Holder's partnership agreement, certificate of incorporation, by-laws, articles of organization operating agreement or any agreement to which the Holder is a party and this Note is a valid and binding agreement enforceable against the Holder in accordance with its terms.

(vii) The Holder hereby represents that he, she or it is investing only his, her or its own capital and is purchasing the Note as principal or as trustee, solely for the account of the Holder, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or in part, or for the account, in whole or in part, of theirs, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in this Note. The Holder will hold this Note as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the Holder to attempt to sell this Note.

**9. SECURITIES ACT RESTRICTIONS**

This Note has not been registered for sale under the 1933 Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless expressly consented to in writing by Maker.

**10. MISCELLANEOUS.**

(a) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to the Maker at the address set forth above. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings**. The headings of the various sections of this Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law**. This Note shall be deemed to have been made in the State of Utah, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Utah without regard to conflict of laws rules applied in the State of Utah. The parties hereto, hereby consent to personal jurisdiction and venue exclusively in Salt Lake County, State of Utah, with respect to any action or proceeding brought with respect to this Note.

**MAKER:**

PARAMOUNT AUTO FUNDING, LLC

____________________________________
By: Signing Manager's Name
Its Manager

Date:__________________________

**HOLDER:**

____________________________________
Print Name:____________________
Title:_________________________

Date:_________________________

# PART III – EXHIBITS

# INDEX TO EXHIBITS

## EXHIBIT NO. 1

## UNDERWRITING AGREEMENT

Not Applicable.

# EXHIBIT NO. 2

## ARTICLES OF ORGANIZATION AND OPERATING AGREEMENT

File Number: 6822192

# LLC

# ARTICLES OF ORGANIZATION
# OF
# 5M Enterprises, LLC

**The undersigned person(s) do hereby adopt the following Articles of Organization for the purpose of forming a Utah Limited Liability Company.**

## Article I

**The name of the limited liability company is to be** 5M Enterprises, LLC

## Article II

**The purpose or purposes for which the company is organized is to engage in:**
The purpose of the business is to facilitate the members' ability to purchase rental properties and pursue other opportunities mostly related to real estate.

The Company shall further have unlimited power to to engage in or to perform any and all lawful acts pertaining to the management of any lawful business as well as to engage in and to do any lawful act concerning any and all lawful business for which a Limited Liability Company may be organized under the Utah Limited Liability Company Act and any amendments thereto.

## Article III

**The Company shall continuously maintain an agent in the State of Utah for service of process who is an individual residing in said state. The name and address of the initial registered agent shall be:**

(Registered Agent Name & Address)
Jarom Benson Miller
1782 S 300 E
Kaysville, UT, 84037

ACCEPTANCE OF APPOINTMENT:

Jarom Benson Miller
Registered Agent Signature

**The Director of the Division of Corporations and Commercial Code of the Department of Commerce for the State of Utah is appointed the registered agent of the Company for the service of process if the registered agent has resigned, the registered agent's authority has been revoked, or the registered agent cannot be found or served with the exercise of reasonable diligence.**

## Article IV

Name, Street address & Signature of all members/managers
Member #1
Jarom Benson Miller
1782 S 300 E
Kaysville, UT 84037
Jarom Benson Miller
Signature

Member #2
Samantha Jo Miller
1782 S 300 E
Kaysville, UT 84037
Samantha Jo Miller
Signature

Manager #1
Jarom Benson Miller
1782 S 300 E
Kaysville, UT 84037
Jarom Benson Miller
Signature

Manager #2
Samantha Jo Miller
1782 S 300 E
Kaysville, UT 84037
Samantha Jo Miller
Signature

**DATED** 20 November, 2007.

## Article V

Management statement
This limited liability company will be managed by its Managers

## Article VI

Address of the designated office
1353 North Hwy 89 Suite 204
Farmington, UT 84025

## Article VII

**The Company shall keep at its designated office or a statement that the company's registered office shall be its designated office, which records include, but are not limited to the following:**

## Article VII.1

A current list, in alphabetical order, of the names and current business street address of each Organizer who is not a member or manager.

## Article VII.2

A copy of the stamped Articles of Organization and all certificates of amendment thereto.

## Article VII.3

Copies of all tax returns and financial statements of the Company for the past 3 years. A Limited Liability Company is also required to maintain copies of financial statements, if any, for the three most recent years, as well as a copy of the operating agreement.

## Article VIII

The street address of the principal place of business is:

1353 North Hwy 89 Suite 204
Farmington, UT 84025

## Article IX

**The duration of the company shall be** 99 **years**



State of Utah
Department of Commerce
Division of Corporations & Commercial Code

This certifies that this registration has been filed and approved on 20, November 2007 in the office of the Division and hereby issues this Certification thereof.

KATHY BERG
Division Director

**Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, the business entity physical address may be provided rather than the residential or private address of any individual affiliated with the entity.**

This form must be type written or computer generated.



**State of Utah**
**DEPARTMENT OF COMMERCE**
**Division of Corporations & Commercial Code**
**Articles of Amendment to Articles of Organization**

Date: 09/29/2009
Receipt Number: 2985428
Amount Paid: $37.00

RECEIVED
SEP 29 2009
Utah Div. Of Corp. & Comm. Code

AMENDMENT

**Non-Refundable Processing Fee: $37.00**

Pursuant to UCA § 48-2c-408, the individual named below causes this Amendment to the Articles of Organization to be delivered to the Utah Division of Corporations for filing, and states as follows:

File Number: 6822192-0160

The name of the limited liability company is: 5M Enterprises, LLC

The Articles of Organization shall be amended as set forth herein (mark all that apply):

☑ There is a change in the name of the limited liability company to:
Paramount Auto Funding, LLC

☐ The articles of organization are amended as follows:

☐ A change of ownership structure or exchange/reclassification of interests:

The amendment was adopted on September 28, 20 09 **(must be within the last 60 days)**

Each amendment was adopted by the members and any managers, as required by Section 48-2c-803 or 48-2c-204, or otherwise required by the articles or organization or operating agreement.

Delayed effective date (if not to be effective upon filing) ____________________ *(not to exceed 90 days)*

Under penalties of perjury, I declare that this Amendment of Articles of Organization has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

Name: J. Benson Miller Signed: [signature]

Capacity: ☐ Member ☒ Manager Dated: 9-28-09

**Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.**

Mailing/Faxing Information: www.corporations.utah.gov/contactus.html Division's Website: www.corporations.utah.gov

State of Utah
Department of Commerce
Division of Corporations and Commercial Code

I hereby certified that the foregoing has been filed And approved on this 29 day of Sep 2009 In this office of this Division and hereby issued this Certificate thereof.

Examiner [signature] Date 9-30-09



[signature]
Kathy Berg
Division Director

# LLC OPERATING AGREEMENT

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

PARAMOUNT AUTO FUNDING, LLC

Dated as of January 1, 2011.

**Paramount Auto Funding, LLC, a Utah L.L.C.**

OPERATING AGREEMENT

**This Operating Agreement** (this "Agreement") is made and entered into and effective as of this 1st day of January, 2011, by and among Blake Darling, J. Benson Miller, McCabe Cox, and Nathan Miller (hereinafter referred to collectively as the "Members").

RECITALS

The Members have formed a limited liability company named Paramount Auto Funding, LLC, a Utah L.L.C. under the laws of the State of Utah (hereinafter referred to as the "LLC").

The articles of organization were filed on November 20, 2007, with the Division of Corporations of the State of Utah (hereinafter referred to as the "Articles of Organization").

In consideration of the covenants and the promises made herein, the parties hereby agree as follows:

## SECTION 1: DEFINITIONS

1.1 "Agreement" means this Limited Liability Company Operating Agreement, as amended.

1.2 "Articles of Organization" means the articles of organization which were filed on November 20, 2007, with the Division of Corporations of the State of Utah for the purpose of forming this LLC.

1.3 "Code" means the Internal Revenue Code of 1986, as amended.

1.4 "Capital Account" Means the amount of a Member's Capital Contribution, as adjusted, including but not limited to increases due to profits or additional contributions and decreases due to losses and distributions.

1.5 "Capital Contribution" means any contribution of value, including but not limited to cash, property, assets, etc., by a Member to the capital of the LLC.

1.6 "Financial Interest" means a Member's right to share in the profits, losses, incomes, expenses, or other monetary items and to receive distributions and allocations from the LLC.

1.7 "LLC" means Paramount Auto Funding, LLC, a Utah L.L.C. under the laws of the State of Utah.

1.8 "LLC Interest" or "Interest" means an ownership interest in the LLC, which includes the Financial Interest, the right to vote, the right to participate in management, and the right to obtain information concerning the LLC and any other rights granted to a Member under the Articles of Organization or this Agreement.

1.9 "Manager" or "Managers" means the person(s) elected, appointed, or otherwise designated in accordance with this agreement to manage and operate the LLC.

1.10 "Member" means any person or entity who owns any interest in this LLC.

1.11 "Property" means any and all assets, in whole or in party, of the LLC, both tangible and intangible.

1.12 "Statute" means the Utah Revised Limited Liability Company Act, as amended.

## SECTION 2: FORMATION

2.1 **Formation of the LLC**. The Members have formed the LLC pursuant to the laws of the State of Utah by filing the Articles of Organization with the Division of Corporations.

2.2 **Name**. The name of the LLC is "Paramount Auto Funding, LLC." The Members shall operate the business of the LLC under such name or use such other names as the Members deem necessary provided that such names do not violate the statute.

2.3 **Principal Office**. The LLC's principal place of business will be located at 311 S. State Street, Ste. 380, Salt Lake City, UT 84111, or any other location mutually agreed upon by the Members. If the principal office is located outside of the state of organization, and the LLC has one or more business offices in the state of organization, the Members shall fix and designate a principal business office in the state of organization. Branch or subordinate offices may be established at any time and at any place as the Members may determine.

2.4 **Term**. The LLC shall exist for a period of 99 years from the date of the filing of its Articles of Organization unless sooner terminated or dissolved in accordance with its Articles of Organization or this Agreement.

2.5 **Business Purpose**. The purpose of the LLC is to engage in ant lawful activities for which a LLC may be organized under the Statute.

2.6 **Registered Agent**. The LLC'S registered agent will be Jarom Benson Miller or any other person or entity with an office in the state of organization as determined by the Members.

2.7 **Registered Office**. The LLC's registered office will be the office of the registered agent located at 311 S. State Street, Ste. 380, Salt Lake City, UT 84111, or any other location within the state of organization as determined by the Members.

## SECTION 3: MEMBERSHIP

3.1 **Initial Members**. The initial Members of the LLC are those persons set forth in this Agreement.

3.2 **Additional Members**. Additional persons or entities may be admitted to the LLC as Members, and the LLC Interests may be issued to those additional Members, upon the unanimous consent of the current Members and on such terms and conditions as determined by the Members and in accordance with the Articles of Organization and this Agreement. All new Members must sign a copy of this Agreement and agree to be bound by the terms of this Agreement.

3.3 **Liability to Third Parties**. No Member shall be liable for the debts, obligations or liabilities of the LLC to a third party unless the Member agrees in writing to be liable.

3.4 **Authority**. No Member has the authority or power to act for or on behalf of, to bind, or to incur any liability on behalf of the LLC except as provided in this Agreement.

3.5 **Withdrawal**. No Member has the right to withdraw from the LLC as a Member except as provided in this Agreement. However, a Member has the power to withdraw, but such withdrawal shall be deemed a breach of this Agreement. If a Member does exercise such power of withdrawal in breach of this agreement, the Member shall be liable to the LLC and the other Members for all monetary damages as a result of the breach, including but not limited to direct, indirect, incidental, and consequential damages. The LLC and the other Members shall not have the right to prevent the withdrawing Member from withdrawing through the use of an injunction or otherwise.

## SECTION 4: CAPITAL ACCOUNTS

4.1 **Initial Contributions**. The initial Members have contribute to the LLC the initial Capital Contributions set forth on the attached Schedule of Members and have received the LLC Interest set forth on the attached Schedule of Members.

4.2 **Additional Contributions**. Except as specifically set forth in this Agreement, no Member shall be required to make any additional Capital Contributions.

4.3 **Failure to Contribute**. If a Member fails to timely provide a required Capital Contribution, the LLC may take such action as it deems necessary and appropriate including but not limited to instituting a court proceeding to obtain payment, canceling the Member's LLC Interest, or exercising any other right or remedy available at law or equity.

4.4 **Capital Accounts.** A Capital Account (hereinafter referred to as "Capital Account") shall be established and maintained for each Member. Each Member's Capital Account will be accounted for separately and will be maintained in accordance with generally accepted accounting principals. However, a Member who has more than one LLC Interest shall have only Capital Account that reflects all of that Member's LLC Interests. If a Member validly transfers his or her LLC Interest, the Capital Account of the transferring Member shall carry over to the transferee Member in accordance with the Code.

4.5 **Adjustments to Capital Accounts.** Each Member's Capital Account shall be adjusted as follows:

a. *Increases*. Each Member's Capital Account shall be increased by:

(1) Capital contributions of cash and/or property at its agreed upon fair market value;

(2) All items of LLC income and gain (including income and gain exempt from tax).

b. *Decreases*. Each Member's Capital Account shall be decreased by:

(1) Distributions of cash and/or property at its agreed upon fair market value;

(2) All items of LLC deduction and loss (including deductions and loss exempt from tax).

4.6 **Advances by Members.** Member may, at any time, advance moneys to the LLC. An advance is a loan from the Member to the LLC and shall bear interest at the interest rate determined by the Members. An advance is not a Capital Contribution.

4.7 **Preemptive Rights.** Each Member of the LLC shall be entitled to full preemptive or preferential rights, as such rights are defined by law, to subscribe for or purchase his or her proportional part of any additional or future LLC Interests which may be issued by the LLC.

4.8 **Return of Capital.** No Member shall have the right to withdraw or obtain a return of his or her capital contribution except as provided in this Agreement. The return of a Member's capital contribution may not be withdrawn in the form of property other than cash except as provided in this Agreement.

## SECTION 5: ALLOCATION OF PROFITS AND LOSSES AND DISTRIBUTIONS

5.1 **Determination of Profits and Losses.** Profits and losses shall mean net income and net loss as determined by the books and records of the LLC which shall be kept in accordance with generally accepted accounting principals and with the Code.

5.2 **Allocations.** Except as provided in the Code, all items of income, revenues, deductions, gain, and loss shall be allocated pro-rata in accordance with a Member's LLC Interest.

5.3 **Qualified Income Offset.** Notwithstanding the above, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) or any amendment thereto, or receives an allocation of loss which produces a negative capital account for any Member while any other Member has a positive capital account, then items of LLC income shall be specifically allocated to such Member such that the deficit Capital Account is eliminated. This paragraph is intended to constitute a "qualified income offset" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

5.4 **Minimum Gain Chargeback.** Notwithstanding the above, if there is a net decrease in the LLC "minimum gain" during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent year) in proportion to each

Member's share of the net decrease in the LLC "minimum gain" as determined in accordance with Treasury Regulation Section 1.704-2(g)(2). This paragraph is intended to comply with the "minimum gain chargeback" provisions of the Treasury Regulation Section 1.704-2(f).

5.5 **Section 704(c) Allocation.** Notwithstanding the above, to the extent that Code Section 704(c) is applicable to any item of income, gain, loss, and deduction with respect to any property (other than cash) that has been contributed by a Member and which is required to be allocated to such Member for income tax purposes, the item shall be allocated to such Member in accordance with Code Section 704(c).

5.6 **Distributions.** Distributions of LLC assets and property shall be made at such times and in such amounts as the Members determine subject to any restrictions in this Agreement. Distributions shall be made among the Members in proportion to the Member's LLC Interests.

## SECTION 6: MANAGEMENT

6.1 **Place of Meeting.** Meetings of Members shall be held at any place within the United States designated by the Members and stated in the notice of the meeting. If no place is so specified, Members' meetings shall be held at the LLC's principal office.

6.2 **Annual Meeting.** An annual meeting of Member may be held on the date and time determined by the Members. At the annual meeting, any proper business may be transacted.

6.3 **Special Meetings.** A special meeting of the Members may be called at any time by one or more Members holding LLC Interests which, in the aggregate, constitute not less than ten percent (10%) of the LLC Interests. A request for a special meeting of the Members shall be in writing, specifying the time and place of the meeting and the general nature of the business proposed to be transacted. The notice shall be delivered in accordance with paragraphs 6.4 and 6.5 below.

6.4 **Notice of Members' Meetings**. All notices of meetings of the Members shall be sent or otherwise given in accordance with paragraph 6.5 below and not less than ten (10) nor more than sixty (60) days before the date of the meeting being noticed. The notice shall specify the place, date, and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters which are intended to be presented for action by the Members. If a proposal contains (i) a contract or transaction in which a Member ha a direct or indirect Financial Interest, (ii) an amendment of the Articles of Organization, (iii) a reorganization of the LLC, or (iv) a voluntary dissolution of the LLC, the notice shall state the general nature of such proposal.

6.5 **Manner of Giving Notice; Affidavit of Notice**. Notice of any meeting of Members shall be given either personally, by first class mail, facsimile, telegraphic or other written communication, charges prepaid, addressed to each Member at the address of each Member appearing on the books of the LLC or more recently given by the Member to the LLC for the purpose of notice. Notice shall be deemed to have been given at the time when delivered personally, deposited in the mail, or sent by facsimile, or telegram, or other means of written communication. If any notice addressed to a Member at the address of such Member appearing on the books of the LLC is returned to the LLC by the United States Postal Service marked to indicate that the United States Postal service is unable to deliver the notice to the Member at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the Member upon written demand of the Member at the principal office of the LLC for a period of one (1) year from the date of the giving of such notice. An affidavit of the mailing or other means of giving any notice of any Members' meeting shall be executed by the Member giving such notice, and shall be filed and maintained in the books and records of the LLC.

6.6 **Conduct of Meetings**. All meetings of the Members shall be presided over by the chairman of the meeting who shall be designated by a majority of the

Members at the meeting. The chairman of the meeting shall determine the order of business and the procedures to be followed at the meeting.

6.7 **Quorum**. The presence, in person or by proxy, of the holder(s) of an aggregate of fifty-one (51%) or more of the LLC Interest shall constitute a quorum at all meetings of the Members for the transaction of business.

6.8 **Voting**. Each Member shall have a number of votes equal to the percentage LLC Interest held by such Member. However, if a Member is not entitled to vote on a specific matter, then such Member's number of votes and LLC Interest shall not be considered for purposes of determining whether a quorum is present, or whether approval by vote of the Members has been obtained, with respect to such specific matter. An aggregate of fifty-one percent (51%) or more of the LLC Interests shall be required to approve any action, unless a greater or lesser vote is required pursuant to this Agreement or by Statute.

6.9 **Adjourned Meeting and Notice Thereof**. Any Members' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the LLC Interests represented at such meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at such meeting. When any meeting of the Members, either annual or special, is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than five (5) days from the date set for the original meeting, in which case the Member shall set a new record date. Notice of any such adjourned meeting, if required, shall be given to each Member entitled to vote at the adjourned meeting in accordance with paragraphs 6.4 and 6.5 above. At any adjourned meeting, the LLC may transact any business which might have been transacted at the original meeting.

6.10 **Waiver of Notice or Consent by Absent Members**. The transactions of any meeting of Members, either annual or special, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote but not present in person or by proxy, signs a written waiver of notice, a consent to the holding of the meeting, or any approval of the minutes thereof. The waiver of notice or consent shall state either the business to be transacted or the purpose of any annual or special meeting of the Members. All such waivers, consents and approvals shall be filed with the LLC's books and records. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, unless such person objects at the beginning of the meeting.

6.11 **Shareholder Action by Written Consent Without a Meeting**. Any action which may be taken at any annual or special meeting of Members may be taken without a meeting and without prior notice, if consent in writing, setting forth the action so taken, are signed by Members holding LLC Interests representing the aggregate number of votes equal to or greater than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all LLC Interests entitled to vote thereon were present and voted. All such consents shall be filed with the LLC's books and records.

6.12 **Proxies**. Every Member entitled to vote shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the Member and filed with the LLC. A proxy shall be revocable unless the proxy specifically states that it is irrevocable.

6.13 **Voting Trusts**. If any Member files a voting trust agreement with the LLC, the LLC shall take notice of its terms and trustee limitations.

6.14 **Managers**. The LLC shall be managed by two Managers, until changed by an amendment to this Agreement, who shall be responsible for the management of the LLC's business and affairs. The current Managers of the Company shall be J. Benson Miller and Nathan Miller.

6.15 **Election and Term of Office of Managers**. Managers shall be elected at the annual meeting of the Members and will hold office until the next annual Member's meeting. In voting for Managers, each Member shall have a number of votes as determined in paragraph 6.8 above times the number of Manager positions. The candidate for each Manager position who receives the most votes shall be the elected Manager for that position.

6.16 **Vacancies**. A Manager vacancy shall be deemed to exist if (i) a Manager dies, resigns, or is removed by the Members; (ii) the other Managers, if any, declare a Manager vacancy; (iii) the authorized number of Managers is increases; or (iv) if at a Members' meeting the Members fail to elect the full authorized number of Managers. However, no reduction of the authorized number of Managers shall have the effect of removing any Manager prior to the expiration of his or her term of office. Vacancies are to be filled by election at a special meeting of the Members in accordance with Section 6 of this Agreement.

6.17 **Resignation**. Any Manager may resign effective upon the delivery of written notice to any Member, unless the notice specifies a later effective date.

6.18 **General Manager**. If the Members elect more than one Manager, the Members shall designate one of the Managers as the General Manager. The General Manager shall preside at all meetings of the Members. The General Manager shall have the general powers and duties of management typically vested in the office of the president of a corporation, and such other powers and duties as may be prescribed by the Members.

6.19 **Powers**. The Manager(s) have, subject to the control of the Members, general supervision, direction, and control of the business of the LLC. In addition, subject to the provisions of the state of organization's law, any limitations in the Articles of Organization and this Agreement relating to actions requiring approval by the Members, the Managers may make all decisions and take all actions on behalf of the LLC not otherwise provided for in this Agreement including but not limited to the following:

a. Select and remove all officers, agents and employees of the LLC; prescribe any powers and duties for the Officers that are consistent with the law, with the Articles of Organization, and with this Agreement; fix the Officers' compensation; and require from the Officers security for faithful service;

b. Change the principal business office from one location to another; qualify the LLC to do business in any State, territory, dependency, or country; conduct business within or outside the United States; and designate any place within the United States for the holding of any Members' or Managers' meetings;

c. Borrow money and incur indebtedness on behalf of the LLC, and cause to be executed and delivered for the LLC's purposes, in the LLC name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities;

d. Call a meeting, annual or special, of the Members at any time upon notification as set forth in paragraphs 6.4 and 6.5 above;

e. Enter into, make and perform contracts and agreement which bind the LLC that are necessary and appropriate in the ordinary course of business of the LLC;

f. Open and maintain bank and investment accounts and designate authorized persons to sign checks or drafts or give instructions concerning those accounts;

g. Maintain the assets of the LLC;

h. Collect sums due and owing to the LLC;

i. Pay the debts and obligations of the LLC; and

j. Acquire, use and dispose of assets during the ordinary course of business.

6.20 **Limitation on Powers.** Except by the unanimous written agreement of the Members, neither a Manager nor any Officer of the LLC shall have the authority to:

a. Enter into any agreement, contract, or commitment on behalf of the LLC which would obligate any Member to find additional capital, to guarantee a loan or to increase a Member's personal liability either to the LLC or to a third party;

b. Materially alter the business of the LLC, deviate from any approved business plan of the LLC as set forth in this Agreement, or perform any action which would make it impossible to carry on the business of the LLC;

c. Perform any action that is contrary to this Agreement;

d. Place title to any LLC asset or property in the name of a nominee or sell, lease, pledge, hypothecate, or grant a security interest in any LLC asset or property, except in the ordinary course of business;

e. Commingle LLC funds with the funds of any other person or entity;

f. Confess a judgment against the LLC;

g. Admit any person as a Member, except as otherwise provided in this Agreement; or

h. Attempt to dissolve the LLC.

6.21 **Place of Meeting.** Regular meetings of the Mangers may be held without notice, at any time and at any place within the Untied States that is designated by the Managers. In the absence of the designation of a place, regular meetings shall be held at the principal office of the LLC. Special meetings of the Managers shall be held at any place that has been designated in the notice of the meeting or, if not stated in the notice, at the principal office of the LLC. Any meeting, regular or special, may be held by conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another, and all such Managers shall be deemed to be present in person at such meeting.

6.22 **Annual Meeting**. Immediately following each annual meeting of the Members, the Managers shall hold a regular meeting for purposes of organization, the election of Officers, if any, and the transaction of other business. Notice of such meeting shall not be required.

6.23 **Other Regular Meetings**. Other regular meetings of the Managers may be held without call at such time as determined by the Managers. Such regular meetings may be held without notice.

6.24 **Special Meeting**. Special meetings of the Managers for any purposes or purposes may be called at any time by the General Manager or a majority of the Managers. Notice of the time and place of special meeting shall be delivered personally or by telephone to each Manager or sent by first class mail or telegram, charges prepaid, addressed to each Manager at his or her address as it is shown upon the records of the LLC at least four (4) working days prior to the time of the holding of the meeting. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal office of the LLC.

6.25 **Quorum**. A majority of the authorized number of Managers shall constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Managers present at a meeting duly held at which a quorum is present shall be regarded as the act of the Managers. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Managers, if any action taken is approved by at least a majority of the required quorum for such meeting.

6.26 **Waiver of Notice**. The transactions of any meeting of the Manager, however called and noticed or wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the Managers not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the LLC books and records. Notice of a meeting shall also be deemed given to any Manager who attends the meeting without objecting to the lack of notice.

6.27 **Adjournment**. A majority of the Managers present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

6.28 **Notice of Adjournment**. Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours, in which case notice of such time and place shall be given, prior to the time of the adjourned meeting, to the Managers who were not present at the time of the adjournment.

6.29 **Action Without Meeting**. Any action required or permitted to be taken by the Managers may be taken without a meeting, if all Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a unanimous vote of the Managers. Such written consent or consents shall be filed with the LLC's books and records.

6.30 **Fees and Compensation of Managers**. Managers may receive such compensation, if any, for their services, and such reimbursement of expenses as may be fixed or determined by the Members. Nothing herein contained shall be construed to preclude any Manager from serving the LLC in any other capacity as an Officer, agent, employee or otherwise, and receiving compensation for such services.

6.31 **Liability to Third Parties**. No Manager shall be liable for the debts, obligations or liabilities of the LLC to a third party unless the Manager agrees in writing to be liable.

6.32 **Standard of Care; Liability**. Each Manager shall exercise such powers and otherwise perform such duties in good faith, in the matters such Manager belives to be in the best interests of the LLC, and with such care including reasonable inquiry, using ordinary prudence, as a person in a like position would use under similar circumstances. In performing the duties of a Manager, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in which case prepared or presented by:

a. One or more officers or employees of the LLC who the Manager believes to be reliable and competent in the matters presented;

b. Counsel, independent accountants, or other persons as to matters which the Manager believes to be within such person's professional or expert competence; or

c. A Committee upon which the Manager does not serve as to matters within its designated authority, which Committee the Manger believes to merit confidence, so long as in any such case, the Manager acts in good faith, after reasonable inquiry when the need therefore is indicated by the circumstances, and without knowledge that would cause such reliance to be unwarranted.

## SECTION 7: TRANSFER AND ASSIGNMENT OF LLC INTERESTS

7.1 **Transfer or Assignment of Member's Interest**. Except as otherwise provided in this Agreement, no Member may transfer and/or assign, in whole or in part, his or her LLC Interest at any time. For purposes of this Agreement transfer shall mean sale, exchange, assignment, alienation, disposition, gift, pledge, hypothecation, encumbrance, transfer as a result of death, or grant of security interest in the LLC Interest.

7.2 **Consent to Transfer**. No transfer or assignment of a LLC Interest, or any part thereof, will be valid without the express written consent of all of the LLC

Interests, excluding the Member proposing to transfer or assign his or her LLC Interest. If a LLC Interest is transferred or assigned without the consent of all of the LLC Interests, the transferee shall have no rights in nor may participate in the management or operation of the business and affairs of the LLC nor have the right to become a Member of the LLC. Any transfer or assignment of a LLC Interest without the proper consent shall only effect a transfer or assignment of the Member's Financial Interest, and the transferring Member shall still be bound to the terms of this Agreement. If a transfer or assignment does obtain the required consent, then the transferee shall be admitted as an additional Member pursuant to this Agreement.

## SECTION 8: BOOKS AND RECORDS

8.1 **Maintenance of Books and Records.** The LLC shall establish and maintain appropriate books and records of the LLC in accordance with generally accepted accounting principles. There shall be kept at the principal office of the LLC and the registered office of the LLC, if different, the following LLC documents:

a. A current list of the name and business or residence address of each Member and his or her Capital Contribution and LLC Interest;

b. A current list of the name and business or residence address of each Manager, if any;

c. A copy of the Articles of Organization and this Agreement and any amendments thereto;

d. Copies of the LLC's federal, state and local income tax or information returns, if any, for the past six fiscal years;

e. Copies of the financial statements of the LLC, if any, for the past six fiscal years;

f. Originals or copies of all minutes, actions by written consent, consents to action, and waivers of notice to Members, Member votes, actions and consents; and

g. Any other information required to be maintained by the LLC pursuant to the state of organization's LLC statute.

8.2 **Annual Accounting.** Within 90 days after the close of each fiscal year of the LLC, the LLC shall cause to be prepared and submitted to each Member a balance sheet and income statement for the preceding fiscal year of the LLC (or portion thereof) in conformity with generally accepted accounting principles and provide to the Members all information necessary for them to complete federal and state tax returns.

8.3 **Inspection and Audit Rights.** Each Member has the right, upon reasonable request, for purposes reasonably related to the interest of that Member, to inspect and copy during normal business hours any of the LLC books and records. Such right may be exercised by the Member or his or her agent or attorney. Any Member may require a review and/or audit of the books, records, and reports of the LLC.

8.4 **Bank Accounts.** All funds of the LLC shall be deposited in the LLC's name in such banks as determined by the Members. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the LLC, shall be signed or endorsed by such person or the persons and in such manner as, from time to time, shall be determined by the Members.

8.5 **Fiscal Year.** The LLC's fiscal year shall end on December 31.

8.6 **Accounting Method.** For financial reporting purposes, the books and records of the LLC shall be kept on the cash method of accounting applied in a consistent manner and shall reflect all transactions of the LLC and be appropriate and adequate for the purposes of the LLC.

## SECTION 9: TAXATION

9.1 **Tax Year**. The LLC's taxable year shall end on December 31.

9.2 **Tax Matters Partner**. A majority of the LLC Interests at a meeting of the Members shall appoint a Tax Matters Partner pursuant to Code Section 6231 to represent the LLC. The Tax Matters Partner, on behalf of the LLC, shall oversee the LLC tax affairs in the overall best interests of the LLC and make all elections for federal income tax purposes. The Tax Matters Partner shall have all necessary federal and state income and information tax returns prepared and filed on behalf of the LLC. The determination of the Tax Matters Partner as to adjustments to the financial reports, books, records, and returns of the LLC, in the absence of fraud or gross negligence, shall be final and binding upon the LLC and all of the Members.

## SECTION 10: INDEMNIFICATION

10.1 **Definitions: Agents, Proceedings, and Expenses**. For the purposes of this Agreement, "Agent" means any person who is or was a Member, Manager, Officer, employee, or other agent of this LLC; "Proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "Expenses" means any and all costs, fees, and expenses including but not limited to court costs and attorney's fees.

10.2 **Actions Other Than by the LLC**. The LLC shall indemnify and hold harmless any person or Agent who was or is a party, or is threatened to be made a party, to any Proceeding (other than an action by or in the right of this LLC) by reason of the fact that such person is or was an Agent of this LLC, against Expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding, if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of this LLC, and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonable believed to be in the best interests of this LLC or that the person had reasonable cause to believe that his or her conduct was lawful.

10.3 **Actions by the LLC.**

a. This LLC shall indemnify any person or Agent who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action by or in the right of this LLC to procure a judgment in its favor by reason of the fact that the person is or was an Agent of this LLC, against expenses actually and reasonably incurred by that person or Agent in connection with the defense or settlement of that action if that person or Agent acted in good faith, in a manner that person or Agent believed to be in the best interest of this LLC, and with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

b. No indemnification, however, shall be made under this Section (i) with respect to any claim, issue or matter as to which that person or Agent shall have been adjudged to be liable to this LLC in the performance of that person's or Agent's duty to the LLC, unless the court in which that action was brought shall determine upon application that the person or Agent is fairly and reasonably entitled to indemnity for the expenses which the court shall determine; (ii) for amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; or (iii) for Expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

10.4 **Successful Defense by Agent.** To the extent that an Agent of this LLC has been successful on the merits in defense of any Proceeding, the agent shall be indemnified against Expenses actually and reasonably incurred by the Agent in connection with the Proceeding.

10.5 **Required Approval.** Any indemnification under this Section shall be made by the LLC only if authorized upon a determination by a majority vote of the LLC Interests of Members who were not parties to the proceeding at a duly held meeting of the Members at which a quorum is present.

10.6 **Advance of Expenses.** Expenses incurred in defending any Proceeding may be advanced by the LLC before the final disposition of the Proceeding upon receipt of an undertaking by or on behalf of the Agent to repay the amount of the advance unless it shall be determined ultimately that the Agent is entitled to be indemnified.

10.7 **Other Contractual Rights.** Nothing contained in this Section shall affect any right to indemnification to which Agents of this LLC or any subsidiary may be entitled by contract, by vote of the Members, as a matter of law or equity, or otherwise.

10.8 **Insurance.** The LLC may, upon a determination by the Members, purchase and maintain insurance on behalf of any Agent of the LLC against any liability which might be asserted against or incurred by the Agent in such capacity, or which might arise out of the Agent's status as such, whether or not the LLC would have the power to indemnify the Agent against that liability.

10.9 **Amendment to State of Organization's Laws.** In the event that the state of organization's law regarding indemnification of members, managers, directors, officers, employees, and other agents of a LLC, as in effect at the time of adoption of this Agreement, is subsequently amended to in any way that increases the scope of permissible indemnification beyond that set forth herein, the indemnification authorized by this Section shall be deemed to be coextensive with the maximum afforded by the state of organization's law as so amended.

## SECTION 11: TERMINATION AND DISSOLUTION

11.1 **Dissolution.** The LLC shall be dissolved upon the occurrence of any of the following events:

a. The expiration of the period fixed in the Articles of Organization;

b. The written consent of a majority of the LLC Interests;

c. The death, withdrawal, resignation, expulsion, bankruptcy or dissolution of a Member, or the occurrence of any other event which terminates the Member's continued membership in the LLC, unless the business of the LLC is continued by the consent of a majority of the remaining LLC Interests within ninety (90) days of the happening of that event.

11.2 **Conduct of Business**. Upon the occurrence of any of the events specified above, a majority of the members (excluding those members who caused the dissolution event) shall appoint one or more of the Members to act as liquidator and wind up all LLC business and affairs. However, the LLC shall continue to exist until Articles of Dissolution have been filed or until a decree dissolving the LLC has been entered by a court of competent jurisdiction.

11.3 **Distribution of Net Proceeds**. Upon the occurrence of any of the events specified above and the completion of the winding up all LLC business and affairs, the assets of the LLC shall be promptly liquidated and distributed in the following order:

a. To the payment of creditors, excluding Members, in the order of priority as provided by law;

b. To the payment of loans or advances made by the Members;

c. To the Members in proportion to their Capital Accounts after adjustments for all allocations of net profits and net loss.

Where the distribution consists both of cash and non-cash assets, the cash shall be distributed first, in descending order, to the above categories. With respect to the non-cash assets, which distribution values are to be based on the fair market value of the non-cash asset as determined in good faith by the liquidator, the liquidator may sell the non-cash assets and distribute the cash proceeds or distribute the assets in kind, in descending order, to the above categories.

11.4 **Termination.** The LLC shall be terminated upon the distribution of all assets. The Members shall cause the LLC to file Articles of Dissolution, if required, or take any other actions necessary to terminate the LLC.

## SECTION 12: AMENDMENTS

12.1 **Amendments by Members.** This Agreement may be adopted, amended, altered, or repealed by the vote or written consent of all of the LLC Interests at a meeting of the Members at which a quorum is present.

## SECTION 13: GENERAL PROVISIONS

13.1 **Entire Agreement/Modification.** This Agreement contains the entire understanding of the parties with respect to the subject matter of the agreement, and it supersedes all prior understandings and agreements, whether written or oral, and all prior understandings and agreements, whether written or oral, and all prior dealings of the parties with respect to the subject matter hereof. This Agreement, in whole or in part, cannot be changed, modified, extended, or discharged orally and no waiver of compliance with any provision or condition hereof and no consent provided for herein shall be effective unless evidenced by an instrument in writing duly executed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought. Further, no consent or waiver, express or implied, to or of any breach or default shall constitute a consent or waiver to or of any other breach.

13.2 **Partition.** Each Member agrees that he or she has no right, and irrevocably waives any and all such rights, to have the assets of the LLC partitioned, or to file a complaint, or institute and maintain any proceeding at law or equity to have the assets of the LLC.

13.3 **Further Actions.** Each of the Members agrees to execute, acknowledge, and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions and the intent of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith.

13.4 **Severability**. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

13.5 **Successors and Assigns**. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives, and assigns. This Agreement may not be assigned by any party without the express written consent of the other parties.

13.6 **Notices**. All notices, requests, demands, and other communications made hereunder shall be in writing and shall be deemed duly given if delivered or sent by facsimile or registered or certified mail, postage prepaid, to such address set forth on the attached Schedule of Members.

13.7 **Attorney's Fees**. In the event of any litigation, arbitration or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute.

13.8 **Construction**. Throughout this Agreement, the masculine, feminine, or neuter genders shall be deemed to include the masculine, feminine, and neuter and the singular, the plural, and vice versa. The section headings of this Agreement are for convenience of reference only and do not form a part hereof and do not in any way modify, interpret, or construe the intentions of the parties.

13.9 **Execution and Counterparts**. This Agreement may be executed in several counterparts each of which shall be deemed to be an original, and all such counterparts when taken together shall constitute one and the same instrument.

13.10 **Governing Law**. This agreement shall be governed by, and interpreted in accordance with the laws of the State of Utah.

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be duly executed as of this 1st day of January, 2011.



Blake Darling



J. Benson Miller



McCabe Cox



Nathan Miller

**PARAMOUNT AUTO FUNDING, LLC**

**SCHEDULE OF MEMBERS**

| MEMBER NAME AND ADDRESS | INITIAL CAPITAL CONTRIBUTION | LLC INTEREST |
|---|---|---|
| Blake Darling<br>2246 S. 150 E.<br>Kaysville, UT 84037 | $300 | 30% |
| J. Benson Miller<br>1782 South 300 East<br>Kaysville, UT 84037 | $300 | 30% |
| McCabe Cox<br>1504 West Pebblecreek Dr.<br>Layton, UT 84041 | $100 | 10% |
| Nathan Miller<br>2107 Dakota Drive<br>Farmington, UT 84025 | $300 | 30% |



Blake Darling



J. Benson Miller



McCabe Cox



Nathan Miller

## EXHIBIT NO. 3

## INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

# PROMISSORY NOTE

**THE PROMISSORY NOTE REPRESENTED BY THIS DOCUMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT). THIS NOTE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED TO ANY PERSON AT ANY TIME IN THE ABSENCE OF WRITTEN CONSENT OF THE MAKER AND AN EFFECTIVE REGISTRATION STATEMENT COVERING THIS NOTE UNDER THE 1933 ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE MAKER TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. THIS NOTE IS ONLY TRANSFERABLE ON THE BOOKS AND RECORDS OF MAKER.**

| | |
|---|---|
| **Note No:** | NOTE NO. |
| **Holder** | HOLDER'S NAME |
| **Principal Amount:** | $PRINCIPAL |
| **Rate** | #% |
| **Issue Date:** | ISSUE DATE |
| **Commencement Date:** | COMMENCEMENT DATE |

Paramount Auto Funding, LLC, a Utah limited liability company, with its offices at 311 S. State, Ste. 380, Salt Lake City, UT 84111, (the "*Maker*"), for value received, promises to pay to the Holder the Principal Amount. This Note will bear interest at the Rate, per annum, simple interest. The entire Principal Amount, plus all accrued but unpaid interest, shall be due and payable to the Holder [number of months] (#) months from the Commencement Date (the "*Maturity Date*"). Maker may at any time or from time to time make a voluntary prepayment, whether in full or in part, of this Note, without premium or penalty. This Note is offered for sale by the Maker pursuant to that certain offering circular (the "Offering Circular") dated October 1, 2011.

## 1. INTEREST

The "Annual Interest" amount earned under this Note is calculated by multiplying the Rate by the outstanding Principal Amount. The Maker shall pay 1/12$^{th}$ of the Annual Interest each month, on or before the 15$^{th}$ day of the month. Such payments shall be for interest accrued during the previous calendar month.

## 2. EVENTS OF DEFAULT

A default shall be defined as one or more of the following events (*"Events of Default"*) occurring and continuing:

(a) The Maker shall fail to pay any interest payment on this Note when due for a period of thirty (30) days after notice of such default has been sent by the Holder to the Maker.

(b) The Maker shall dissolve or terminate the existence of the Maker.

(c) The Maker shall file a petition in bankruptcy, make an assignment for the benefit of its creditors, or consent to or acquiesce in the appointment of a receiver for all or substantially all of its property, or a petition for the appointment of a receiver shall be filed against the Maker and remain unstayed for at least ninety (90) days.

Upon the occurrence of an Event of Default, the Holder of this Note may, by written notice to the Maker, declare the unpaid principal amount and all accrued interest of the Note due and payable.

## 3. SECURITY FOR PAYMENT OF THE NOTE

This Note is unsecured (not secured by any collateral).

## 4. COMMENCEMENT DATE OF THE NOTE

Interest applicable to this Note shall begin accruing on the Commencement Date. This means that there will be a delay from the Issue Date to the date this Note begins accruing interest.

## 5. PENALTY FOR EARLY WITHDRAWAL

Holder will be subject to a penalty for withdrawal of his, her or its funds prior to the Maturity Date. If Holder desires to withdraw funds prior to the Maturity Date, Holder must give written notice to the Company. If the Company, in its sole discretion, agrees to grant an early withdrawal, the Company has sixty (60) days from the date of receipt of written request for early redemption, to make payment to Holder. Holder shall cease to earn interest on his, her or its investment on the date of the Maker's receipt of the written request for early withdrawal, if Maker approves such request. Maker is not obligated to honor any request for early withdrawal/termination. In the event Maker does grant a request for early withdrawal, a penalty will be charged in the amount of 2% of the amount of the withdrawal request.

## 6. AUTOMATIC RENEWAL

On the Maturity Date, this Note will automatically renew for the same term as the term hereof and at an interest rate that the Maker is offering at that time to other note holders with the same principal amounts for notes of the same term, unless the Maker has received from Holder written notification at least 60 (sixty) days prior to the Maturity Date of Holder's intention to redeem the Note. In the event Maker is not issuing notes to new note holders at the time of renewal, or is not issuing notes of the same principal amount and term as this Note, then the interest rate at the time of renewal shall be the same as the Rate of this Note.

## 7. STATUS OF HOLDER

The Maker may treat the Holder of this Note as the absolute owner of this Note for the purpose of making payments of principal or interest and for all other purposes, and shall not be affected by any notice to the contrary, unless the Maker so consents in writing.

## 8. HOLDER'S REPRESENTATIONS AND WARRANTIES

(a) In order to induce the Maker to issue this Note, the Holder hereby makes the following representations and warranties to the Maker, which Maker intents to assert as a defense in the event of litigation:

(i) The Holder, or his, her or its representative(s), has received and read the Offering Circular and understands the information contained therein. The Holder has relied only on the information about the Maker contained in the Offering Circular and his, her or its own independent investigation in making his, her or its purchase of this Note.

(ii) Holder is aware that his, her or its investment involves a degree of risk and Holder has read and understands the section in the Offering Circular titled "*Risk Factors.*"

(iii) Holder acknowledges and is aware that there is no assurance as to the future performance of the Maker.

(iv) Holder, if an individual (A) has reached the age of majority in the state in which he resides, and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the State of Utah and has no present intention of becoming a resident of any other state or jurisdiction. The Holder, if a partnership, corporation, limited liability company, trust or other entity, was organized or incorporated under the laws of the State of Utah.

(v) Holder has been given the opportunity to review the merits of an investment in this Note with tax and legal counsel or with an investment advisor to the extent the Holder deemed advisable.

(vi) If Holder is a corporation, limited liability company, partnership, trust or other entity, it is authorized and qualified to make this loan to the Maker and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so. The purchase of this Note by the Holder has been duly authorized, and the execution, delivery and performance of this Note does not conflict with the Holder's partnership agreement, certificate of incorporation, by-laws, articles of organization operating agreement or any agreement to which the Holder is a party and this Note is a valid and binding agreement enforceable against the Holder in accordance with its terms.

(vii) The Holder hereby represents that he, she or it is investing only his, her or its own capital and is purchasing the Note as principal or as trustee, solely for the account of the Holder, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or in part, or for the account, in whole or in part, of theirs, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in this Note. The Holder will hold this Note as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the Holder to attempt to sell this Note.

**9. SECURITIES ACT RESTRICTIONS**

This Note has not been registered for sale under the 1933 Act. This Note may not be sold, offered for sale, pledged, assigned or otherwise disposed of, unless expressly consented to in writing by Maker.

**10. MISCELLANEOUS.**

(a) **Successors and Assigns**. The Holder may not assign, transfer or sell this Note to any party without the express written consent of the Maker. This Note shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) **Entire Agreement.** This Note contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Note shall be effective unless in writing and signed by both parties to this Note.

(c) **Notices**. All notices in connection with this Note shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to the Maker at the address set forth above. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

(d) **Section Headings**. The headings of the various sections of this Note have been inserted as a matter of convenience for reference only and shall be of no legal effect.

(e) **Severability**. If any provision or portion of this Note or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Note.

(f) **Applicable Law**. This Note shall be deemed to have been made in the State of Utah, and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Utah without regard to conflict of laws rules applied in the State of Utah. The parties hereto, hereby consent to personal jurisdiction and venue exclusively in Salt Lake County, State of Utah, with respect to any action or proceeding brought with respect to this Note.

**MAKER:**

PARAMOUNT AUTO FUNDING, LLC

______________________________
By: Signing Manager's Name
Its Manager

Date:______________________

**HOLDER:**

______________________________
Print Name:_________________
Title:_____________________

Date:______________________

v.110111

# EXHIBIT NO. 4

## SUBSCRIPTION AGREEMENT

Not Applicable.

## EXHIBIT NO. 5

## VOTING TRUST AGREEMENT

Not Applicable.

# EXHIBIT NO. 6

# MATERIAL CONTRACTS

# DEALERSHIP FINANCING AGREEMENT

This Dealership Financing Agreement ("Agreement") is made effective as of the 1st day of November, 2007, by and between Paramount Auto Funding, LLC, a Utah Limited Liability Company ("Paramount"), Marine Credit Systems, LLC, a Utah Limited Liability Company ("MCS"), and Horizon Auto Funding, LLC, a Utah Limited Liability Company ("HAF"). This Agreement is intended to set forth the terms and conditions related to Paramount's financing activities with MCS. Together, Paramount, MCS, and HAF are referred to as the "Parties."

## RECITALS

WHEREAS Paramount participates in automobile financing, MCS operates as a vehicle sales dealership, and HAF participates in automobile financing and HAF or its affiliates own or control an ownership interest in MCS; and

WHEREAS Paramount desires to deploy its capital and earn a return on its investment; and

WHEREAS MCS desires to sell motor vehicles and to utilize Paramount's funds to finance MCS's automobile sales to customers ("Loans").

## AGREEMENT

NOW, THEREFORE, in consideration of the promises and of the following mutual covenants, the parties agree as follows:

1) Vehicle Financing. For the Loans that Paramount funds for MCS's customers, Paramount agrees to fund the Total Amount Financed on the vehicle sales rather than purchasing the originated loans at a discount. Unless otherwise agreed to by the Parties in writing, the loans shall be written at an interest rate of 19.99% annual percentage rate. The Parties agree that Paramount is unable to guarantee that it will be able to fund any certain amount of Loans in any given period of time, and that Paramount is under no obligation to do so. Paramount will be placed on the vehicle title as the lienholder on each Loan funded and will retain possession of each title until each Loan is repaid.

2) Loan Servicing and Collections. MCS agrees to provide the loan servicing and collections services on the Loans for the life of the Loans.

3) Loan Guarantees. The parties agree that in the event of a Loan default, MCS will coordinate repossession of the vehicle at the earliest opportunity. MCS will then get the repossessed vehicle lot ready as soon as practicable and will attempt to resell the vehicle. MCS agrees to cure the defaulted Loan within 60 days of the Loan entering default. The defaulted loan is cured by paying to Paramount the total amount owed on the Loan plus interest accrued since the time of default and repossession, excluding late fees. In the

event MCS is unable to cure the default on any given Loan within 60 days of default, then HAF agrees to cure the default on the Loan within 90 days of the Loan entering default. HAF's guarantee to cure under this agreement will be extinguished and will no longer apply once the Target Reserve Balance is reached under paragraph 5 below. If HAF is unable to cure the default on any given Loan for whatever reason it does not relieve MCS of its obligation to Paramount to cure the defaulted Loan. The obligations of MCS under this Agreement are personally guaranteed by Mark C. Marine, however, this personal guarantee obligation will be extinguished at such time that Mark C. Marine's entity Dealer Credit Systems Corporation no longer holds at least a 25% interest in MCS.

4) Late Fees. The Parties agree that the late fees collected in the ordinary course of Loan collections shall be retained 100% by MCS and MCS will have full discretion to waive all or any part of the potential late fees to be collected. Furthermore, when MCS or HAF is curing a defaulted loan Paramount will not be entitled to any late fees under this agreement. In the event late fees are included as a lump sum payoff of the loan, for instance in the event of a trade-in or insurance payoff, the Parties agree that Paramount will receive 50% of the late fees collected in that instance. MCS will retain, however, full discretion to waive all or any part of all potential late fees to be collected, including late fees received on any lump sum payoff.

5) Reserve Account. As each Loan is funded, Paramount will initially pay to MCS the Total Amount Financed less $500 and will place that $500 into a separate Reserve Account. The Parties agree that these funds are ultimately to be MCS's funds (provided that losses are not experienced on Paramount Loans) but that the Reserve Account funds will be held in a Paramount account to be used if necessary to cure any default or losses on Paramount Loans. The Parties agree that money will only be released to MCS from the reserve account when the balance of the reserve account exceeds $750 multiplied by the number of Paramount Loans (the "Target Reserve Balance"). Any funds held by Paramount over and above the Target Reserve Balance will be released to MCS at such time or times as MCS reasonably directs. It is the Parties' intent that the Reserve Account be used to cure any losses on Paramount's MCS loans to ensure the Paramount receives 19.99% interest on the issued Loans. In the event of any interest rate write-downs resulting from MCS customers being deployed into active military service, the parties agree that the interest income losses resulting from the active deployment will be cured 50% by the Reserve Account. The other 50% of the interest income losses resulting from active deployment will be borne by Paramount.

6) Assignment of Loans. MCS will cause a Utah approved Retail Installment Contract and Security Agreement (the "Security Agreement") to be signed by each customer for loans funded by Paramount. On the face of the Security Agreement MCS will indicate that the Security Agreement is assigned to Paramount and that the assignment is made under the terms of a separate agreement, such separate agreement being this Agreement. Notwithstanding the foregoing, the seller representations and warranties that are a part of the Security Agreement shall become part of this Section 6 and are incorporated herein

by this reference. In addition, MCS's assignment under the Security Agreement is with recourse under the "With Recourse" terms set forth in the Security Agreement that are incorporated herein by this reference. For all loans funded by Paramount, MCS grants Paramount an irrevocable limited power of attorney to fill out and sign the "Assignment" section of the Assignment Agreement in accordance with the terms of this Agreement in the event MCS fails to do so.

7) Miscellaneous.

a) Severability. Should any provision of this Agreement be held to be void or unenforceable, the remaining provisions shall remain in full force and effect, to be read and construed as if the void or unenforceable provisions were originally deleted.

b) No Third-Party Beneficiary Rights. No provision of this Agreement shall in any way inure to the benefit of any third person (including the public at large) so as to constitute any such person a third-party beneficiary of the this Agreement or of any one or more of the terms hereof, or otherwise give rise to any cause of action in any person not a party hereto.

c) Governing Law. The laws of the State of Utah shall govern the validity, interpretation, and performance of this Agreement and the parties consent to Utah court jurisdiction regarding any dispute involving the subject matter of this Agreement. The prevailing party in any action to enforce this Agreement shall be entitled to their costs and attorney fees.

d) Entire Agreement. This instrument contains the entire Agreement of the parties relating to the subject matter hereof, and the parties have made no agreements, representations, or warranties relating to the subject matter hereof which are not set forth herein. No modification of this Agreement shall be valid unless made in writing and signed by the parties hereto.

*Signature Page Follows*

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed in their respective names as of the day and year first above written.

PARAMOUNT AUTO FUNDING, LLC



Approved – J. Benson Miller, Manager

MARINE CREDIT SYSTEMS, LLC



Approved – Mark Marine, Manager

HORIZON AUTO FUNDING, LLC



Approved – Dee Randall

Additional Guarantors:



Mark Marine - individually

# Retail Installment Contract and Security Agreement

**Seller Name and Address**

**Buyer(s) Name(s) and Address(es)**

No. ____________
Date ____________

☐ Business, commercial or agricultural purpose Contract. ☐ Refer to the attached addendum for additional Buyers and their signatures.

## Truth-In-Lending Disclosure

| **Annual Percentage Rate** The cost of your credit as a yearly rate. | **Finance Charge** The dollar amount the credit will cost you. | **Amount Financed** The amount of credit provided to you or on your behalf. | **Total of Payments** The amount you will have paid when you have made all scheduled payments. | **Total Sale Price** The total cost of your purchase on credit, including your down payment of $ ________. |
|---|---|---|---|---|
| ________ % | $ ________ | $ ________ | $ ________ | $ ________ |

**Payment Schedule.** Your payment schedule is:

| No. of Payments | Amount of Payments | When Payments are Due |
|---|---|---|
| ________ | $ ________ | ________ |
| ________ | $ ________ | ________ |
| ________ | $ ________ | ________ |

**Security.** You are giving us a security interest in the Property purchased.

**Late Charge.** If all or any portion of a payment is not paid within 10 days of its due date, you will be charged a late charge of the greater of 5% of the unpaid amount of the payment due or $30.00.

**Prepayment.** If you pay off this Contract early, you will not have to pay a penalty.

**Filing Fees.** $ ________

**Contract Provisions.** You can see the terms of this Contract for any additional information about nonpayment, default, any required repayment before the scheduled date, and prepayment refunds and penalties.

## Description of Property

| Year | Make | Model | Style | Vehicle Identification Number | Odometer Mileage |
|---|---|---|---|---|---|
| | | | | | |

☐ New
☐ Used
☐ Demo

Other:

## Description of Trade-In

## Itemization of Amount Financed

a. **Cash Price** of Vehicle, etc. (incl. sales tax of $ ________) $ ________

b. Trade-in allowance $ ________

c. Less: Amount owing, paid to (includes j): ________ $ ________

d. Net trade-in (b-c; if negative, enter $0 here and enter the amount on line j) $ ________

e. Cash payment $ ________

f. Manufacturer's rebate $ ________

g. Deferred down payment $ ________

h. **Down payment** (d+e+f+g) $ ________

i. **Unpaid balance of Cash Price** (a-h) $ ________

j. Financed trade-in balance (see line d) $ ________

k. Paid to public officials - filing fees $ ________

l. Insurance premiums $ ________

m. Service Contract, paid to: ________ $ ________

n. ________ $ ________

o. $

**Down Payment.** You also agree to pay or apply to the Cash Price, on or before the date of this Contract, any cash, rebate and net trade-in value described in the *Itemization of Amount Financed*.

☐ You agree to make deferred down payments as set forth in your Payment Schedule.

☐ **Additional Charge.** You agree to pay an additional charge of $ ________ that will be ☐ paid in cash. ☐ added to the Cash Price.

## Assignment

This Contract and Security Agreement is assigned to ________ ________, the Assignee, phone ________.

This assignment is made

☐ under the terms of a separate agreement made between the Seller and Assignee.

☐ under the terms of the *Assignment by Seller* section on page 2.

☐ This Assignment is made with recourse.

**Seller**

________

By: Date

## Additional Protections

**You may buy any of the following voluntary protection plans. They are not rec**

p. ______ $ ______
q. ______ $ ______
r. ______ $ ______
s. ______ $ ______
t. ______ $ ______
u. ______ $ ______
v. **Total Other Charges/Amts Paid** (j thru u) $ ______
w. **Prepaid Finance Charge** $ ______
x. **Amount Financed** (i+v-w) $ ______

We may retain or receive a portion of any amounts paid to others, except those fees paid to public officials.

## *Insurance Disclosures*

**Credit Insurance.** Credit life and credit disability (accident and health) are not required to obtain credit and are not a factor in the credit decision. We will not provide them unless you sign and agree to pay the additional premium. If you want such insurance, we will obtain it for you (if you qualify for coverage). We are quoting below **only** the coverages you have chosen to purchase.

**Credit Life**
☐ Single ☐ Joint ☐ None
Premium $ ______ Term ______
Insured ______

**Credit Disability**
☐ Single ☐ Joint ☐ None
Premium $ ______ Term ______
Insured ______

Your signature below means you want (only) the insurance coverage(s) quoted above. If "None" is checked, you have declined the coverage we offered.

**By:** **DOB**

**By:** **DOB**

**Property Insurance.** You must insure the Property. You may furnish the required insurance either through existing policies of insurance owned or controlled by you or by procuring the equivalent insurance coverage through any insurance company reasonably acceptable to us. The collision coverage deductible may not exceed $ ______. If you get insurance from or through us you will pay $ ______ for ______ of coverage.

This premium is calculated as follows:

☐ $ ______ Deductible, Collision Cov. $ ______
☐ $ ______ Deductible, Comprehensive $ ______
☐ Fire-Theft and Combined Additional Cov. $ ______
☐ ______ $ ______

**Liability insurance coverage for bodily injury and motor vehicle damage caused to others is not included in this Contract unless checked and indicated.**

☐ **Single-Interest Insurance.** You must purchase single-interest insurance as part of this sale transaction. You may furnish the required insurance either through existing policies of insurance owned or controlled by you or by procuring the equivalent insurance coverage through any insurance company reasonably acceptable to us. If you buy the coverage from or through us, you will pay $ ______ for ______ of coverage.

## *Sales Agreement*

**Payment.** You promise to pay us the principal amount of $ ______ plus finance charges accruing on the unpaid balance at the rate of ______% per year from the date of this Contract until maturity. Finance charges accrue on a ______ day basis. After maturity, or after you default and we demand payment, we will charge finance charges on the unpaid balance at ______% per year. You agree to pay this Contract according to the payment schedule and late charge provisions shown in the Truth-in-Lending Disclosures. You also agree to pay any additional amounts according to the terms and conditions of this Contract.

**to obtain credit, are not a factor in the credit decision, and are not a factor in the terms of the credit or the related sale of the Vehicle. The voluntary protections will not be provided unless you sign and agree to pay the additional cost.**

Your signature below means that you want the described item and that you have received and reviewed a copy of the contract(s) for the product(s). If no coverage or charge is given for an item, you have declined any such coverage we offered.

☐ **Service Contract**
Term ______
Price $ ______
Coverage ______

☐ **Gap Waiver or Gap Coverage**
Term ______
Price $ ______
Coverage ______

☐ ______
Term ______
Price $ ______
Coverage ______

**By:** **Date**

**By:** **Date**

## *Signature Notices*

*The Annual Percentage Rate may be negotiable with the Seller. The Seller may assign this Contract and retain its right to receive a part of the Finance Charge.*

## *Signatures*

**Entire Agreement.** Your and our entire agreement is contained in this Contract. There are no unwritten agreements regarding this Contract. Any change to this Contract must be in writing and signed by you and us.

**By:** **Date**

**By:** **Date**

**Notice to Buyer.** (1) Do not sign this Contract before you read it or if it contains any blank spaces. (2) You are entitled to a completely filled-in copy of this Contract.

By signing below, you agree to the terms of this Contract. You received a copy of this Contract and had a chance to read and review it before you signed it.

**Buyer**

**By:** **Date**

**By:** **Date**

**Seller**

**By:** **Date**

## Additional Terms of the Sales Agreement

**Definitions.** "*Contract*" refers to this Retail Installment Contract and Security Agreement. The pronouns "*you*" and "*your*" refer to each Buyer signing this Contract, and any guarantors, jointly and individually. The pronouns "*we*", "*us*" and "*our*" refer to the Seller and any entity to which it may transfer this Contract. "*Vehicle*" means each motor vehicle described in the *Description of Property* section. "*Property*" means the Vehicle and all other property described in the *Description of Property* and *Additional Protections* sections.

**Purchase of Property.** You agree to purchase the Property from us, subject to the terms and conditions of this Contract. Seller will not make any repairs or additions to the Vehicle except as noted in the *Description of Property* section.

You have been given the opportunity to purchase the Property and described services for the Cash Price or the Total Sale Price. The "*Total Sale Price*" is the total price of the Property if you buy it over time.

**General Terms.** The Total Sale Price shown in the Truth-in-Lending Disclosures assumes that all payments will be made as scheduled. The actual amount you will pay may be more or less depending on your payment record.

We do not intend to charge or collect, and you do not agree to pay, any finance charge or fee that is more than the maximum amount permitted for this sale by state or federal law. If you pay a finance charge or fee that exceeds that maximum amount, we will first apply the excess amount to reduce the principal balance and, when the principal has been paid in full, refund any remaining amount to you.

You understand and agree that some payments to third parties as a part of this Contract may involve money retained by us or paid back to us as commissions or other remuneration.

**Prepayment.** You may prepay this Contract in full or in part at any time without penalty. Any partial prepayment will not excuse any later scheduled payments. A refund of any prepaid, unearned insurance premiums may be obtained from us or from the insurance company named in your policy or certificate of insurance.

**Balloon Payment.** If any scheduled payment is more than twice as large as the average of all other regularly scheduled payments, you may refinance that payment when due on terms no less favorable than what we then offer to the general public if we are offering this type of credit and you are creditworthy.

**Returned Payment Charge.** If you make any payment by **check** required by this Contract that is dishonored (and not honored if we represent it) then you agree to pay us a service charge of $20.00; additional fees may be imposed as provided by law.

If you have scheduled any other form of payment (electronic transfer, for example) and that payment is dishonored, you agree to pay us a service charge of $20.00.

**Governing Law and Interpretation.** This Contract is governed by the law of Utah and applicable federal law and regulations.

If any section or provision of this Contract is not enforceable, the other terms will remain part of this Contract. You authorize us to correct any clerical error or omissions in this Contract or in any related document.

**Name and Location.** Your name and address set forth in this Contract are your exact legal name and your principal residence. You will provide us with at least 30 days notice before you change your name or principal residence.

**Telephone Monitoring and Calling.** From time to time you agree we may monitor and record telephone calls made or received by us or our agents regarding your account to assure the quality of our service. In order for us to service the account or to collect any amounts you may owe, and subject to applicable law, you agree that we may from time to time make calls and send text messages to you using prerecorded/artificial voice messages or through the use of an automatic dialing device at any telephone number you provide to us in connection with your account, including a mobile telephone number that could result in charges to you.

**Default.** You will be in default on this Contract if any one of the following occurs (except as prohibited by law):

- You fail to perform any obligation that you have undertaken in this Contract.
- We, in good faith, believe that you cannot, or will not, pay or perform the obligations you have agreed to in this Contract.

If you default, you agree to pay our costs for collecting amounts owing, including court costs and fees for repossession, repair, storage and sale of the Property securing this Contract. You also agree to pay our reasonable attorneys' fees after default (including an attorney who is a salaried employee of ours or our assignee).

If an event of default occurs as to any of you, we may exercise our remedies against any or all of you.

**Remedies.** If you are in default on this Contract, we have all of the remedies provided by law and this Contract. Those remedies include:

- We may require you to immediately pay us, subject to any refund required by law, the remaining unpaid balance of the amount financed, finance charges and all other agreed charges.
- We may pay taxes, assessments, or other liens or make repairs to the Property if you have not done so. We are not required to do so. You will repay us that amount immediately. That amount will earn finance charges from the date we pay it at the post-maturity rate described in the *Payment* section until paid in full.
- We may require you to make the Property available to us at a place we designate that is reasonably convenient to you and us.
- We may immediately take possession of the Property by legal process or self-help, but in doing so we may not breach the peace or unlawfully enter onto your premises.

**If you are buying a used vehicle: The information you see on the window form for this vehicle is part of this contract. Information on the window form overrides any contrary provisions in the contract of sale.**

**Sí compra un vehículo usado: La información que ve adherida en la ventanilla forma parte de éste contrato. La información contenida en el formulario de la ventanilla prevalece por sobre toda otra disposición en contrario incluida en el contrato de compraventa.**

## Third Party Agreement

In this section only, "*you*" means only the person signing this section.

By signing below you agree to give us a security interest in the Property described in the *Description of Property* section. You also agree to the terms of this Contract except that you will not be liable for the payments it requires. Your interest in the Property may be used to satisfy the Buyer's obligation. You agree that we may renew, extend or change this Contract, or release any party or Property without releasing you from this Contract. We may take these steps without notice or demand upon you.

**You acknowledge receipt of a completed copy of this Contract.**

**By:** **Date**

## Assignment by Seller

Seller sells and assigns this Retail Installment Contract and Security Agreement, (Contract), to the Assignee, its successors and assigns, including all its rights, title and interest in this Contract, and any guarantee executed in connection with this Contract. Seller gives Assignee full power, either in its own name or in Seller's name, to take all legal or other actions which Seller could have taken under this Contract.

(Separate Agreement. If this Assignment is made "under the terms of a separate agreement" as indicated on page 1, the terms of this assignment are described in a separate writing(s) and not as provided below.)

Seller warrants:

- This Contract represents a sale by Seller to Buyer on a time price basis and not on a cash basis.
- The statements contained in this Contract are true and correct.
- The down payment was made by the Buyer in the manner stated on page 1 of this Contract and, except for the application of any manufacturer's rebate, no part of the down payment was loaned or paid to the Buyer by Seller or Seller's representatives.
- This sale was completed in accordance with all applicable federal and state laws and regulations.
- This Contract is valid and enforceable in accordance with its terms.
- The names and signatures on this Contract are not forged, fictitious or assumed, and are true and correct.
- This Contract is vested in the Seller free of all liens, is not subject to any claims or defenses of the Buyer, and may be sold or assigned by the Seller.
- A completely filled-in copy of this Contract was delivered to the Buyer at the time of execution.
- The Vehicle has been delivered to the Buyer in good condition and has been accepted by Buyer.
- Seller has or will perfect a security interest in the Property in favor of the Assignee.

If any of these warranties is breached or untrue, Seller will, upon Assignee's demand, purchase this Contract from Assignee. The purchase shall be in cash in the amount of the unpaid balance (including finance charges) plus the costs and expenses of Assignee, including attorneys' fees.

Seller will indemnify Assignee for any loss sustained by it because of judicial set-off or as the result of a recovery made against Assignee as a result of a claim or defense Buyer has against Seller.

Seller waives notice of the acceptance of this Assignment, notice of nonpayment or nonperformance and notice of any other remedies available to Assignee.

Assignee may, without notice to Seller, and without affecting the liability of Seller under this Assignment, compromise or release any rights against, and grant extensions of time for payment to be made, to Buyer and any other person obligated under this Contract.

**Unless otherwise indicated on page 1, this Assignment is without recourse.**

**With recourse.** If this Assignment is made "with recourse" as indicated on page 1, Assignee takes this Assignment with certain rights of recourse against Seller. Seller agrees that if the Buyer defaults on any obligation of payment or performance under this Contract, Seller will, upon demand, repurchase this Contract for the amount of the unpaid balance, including finance charges, due at that time.

but in doing so we may not breach the peace or unlawfully enter onto your premises.

- We may then sell the Property and apply what we receive as provided by law to our reasonable expenses and then toward what you owe us.
- Except when prohibited by law, we may sue you for additional amounts if the proceeds of a sale do not pay all of the amounts you owe us.

By choosing any one or more of these remedies, we do not give up our right to later use another remedy. By deciding not to use any remedy, we do not give up our right to consider the event a default if it happens again.

You agree that if any notice is required to be given to you of an intended sale or transfer of the Property, notice is reasonable if mailed to your last known address, as reflected in our records, at least 10 days before the date of the intended sale or transfer (or such other period of time as is required by law).

You agree that we may take possession of personal property left in or on the Property securing this Contract and taken into possession as provided above. You may have a right to recover that property.

**Obligations Independent.** Each person who signs this Contract agrees to pay this Contract according to its terms. This means the following:

- You must pay this Contract even if someone else has also signed it.
- We may release any co-buyer or guarantor and you will still be obligated to pay this Contract.
- We may release any security and you will still be obligated to pay this Contract.
- If we give up any of our rights, it will not affect your duty to pay this Contract.
- If we extend new credit or renew this Contract, it will not affect your duty to pay this Contract.

**Warranty.** Warranty information is provided to you separately.

## Security Agreement

**Security.** To secure your payment and performance under the terms of this Contract, you give us a security interest in the Vehicle, all accessions, attachments, accessories, and equipment placed in or on the Vehicle and in all other Property. You also assign to us and give us a security interest in proceeds and premium refunds of any insurance and service contracts purchased with this Contract.

**Duties Toward Property.** By giving us a security interest in the Property, you represent and agree to the following:

- You will defend our interests in the Property against claims made by anyone else. You will keep our claim to the Property ahead of the claim of anyone else. You will not do anything to change our interest in the Property.
- You will keep the Property in your possession and in good condition and repair. You will use the Property for its intended and lawful purposes.
- Except when in use, the Property will be located at your address set forth in this Contract.
- You will not attempt to sell the Property, transfer any rights in the Property, or grant another lien on the Property without our prior written consent.
- You will pay all taxes and assessments on the Property as they become due.
- You will notify us with reasonable promptness of any loss or damage to the Property.
- You will provide us reasonable access to the Property for the purpose of inspection. Our entry and inspection must be accomplished lawfully, and without breaching the peace.

**Agreement to Provide Insurance.** You agree to provide property insurance on the Property protecting against loss and physical damage and subject to a maximum deductible amount indicated in the *Insurance Disclosures* section, or as we will otherwise require. You will name us as loss payee on any such policy. Generally, the loss payee is the one to be paid the policy benefits in case of loss or damage to the Property. In the event of loss or damage to the Property, we may require additional security or assurances of payment before we allow insurance proceeds to be used to repair or replace the Property. You agree that if the insurance proceeds do not cover the amounts you still owe us, you will pay the difference. You will keep the insurance in full force and effect until this Contract is paid in full.

If you fail to obtain or maintain this insurance, or name us as loss payee, we may obtain insurance to protect our interest in the Property. This insurance may be written by a company other than one you would choose. It may be written at a rate higher than a rate you could obtain if you purchased the property insurance required by this Contract. We will add the premium for this insurance to the amount you owe us. Any amount we pay will be due immediately. This amount will earn finance charges from the date paid at the post-maturity rate described in the *Payment* section until paid in full.

**Gap Waiver or Gap Coverage.** In the event of theft or damage to the Vehicle that results in a total loss, there may be a gap between the amount due under the terms of the Contract and the proceeds of your insurance settlement and deductibles. You are liable for this difference. You have the option of purchasing Gap Waiver or Gap Coverage to cover the gap liability.

## Notices

**Note. If the primary use of the Vehicle is non-consumer, this is not a consumer contract, and the following notice does not apply.** **NOTICE. ANY HOLDER OF THIS CONSUMER CREDIT CONTRACT IS SUBJECT TO ALL CLAIMS AND DEFENSES WHICH THE DEBTOR COULD ASSERT AGAINST THE SELLER OF GOODS OR SERVICES OBTAINED PURSUANT HERETO OR WITH THE PROCEEDS HEREOF. RECOVERY HEREUNDER BY THE DEBTOR SHALL**

**PARAMOUNT AUTO FUNDING, LLC**

**REVOLVING LOAN**
**PROMISSORY NOTE**

PROMISE TO PAY. For value received, Cobalt Holdings, LLC, Titanium Funds, LLC, and Lucky's Auto Credit, LLC, all of which are Utah limited liability companies, (individually and collectively referred to herein as "Borrower") jointly and severally, promise to pay to the order of Paramount Auto Funding, LLC, a Utah limited liability company ("Lender"), at its office located at 311 S. State, Ste. 380, Salt Lake City, Utah 84111, the sum of Four Hundred Fifty Thousand and No/100 ($450,000.00) or such other principal balance as may be outstanding from time to time hereunder, together with interest thereon at the "Interest Rate" (as such term is hereinafter defined) in lawful money of the United States, in accordance with the following terms and conditions:

RESOLVING NATURE OF NOTE. Lender and Borrower intend the loan (the "Loan") evidenced by this Promissory Note (the "Note") to be in the nature of a revolving loan under which the principal balance may vary from time to time based upon Borrower's repayment of funds and Borrower's receipt of funds from Lender. Notwithstanding the foregoing, or anything herein to the contrary, Lender shall have no obligation to lend funds to the Borrower without its express consent which may be withheld at anytime, for any reason or no reason, in its sole and absolute discretion.

**REPAYMENT**.

A. REPAYMENT OF INTEREST. Absent any demand for earlier payment, Borrower has made and shall continue to make continuous and consecutive monthly interest payments. Monthly interest payments shall become due and payable on or before the fifth (5th) day of each calendar month for interest earned during the previous calendar month. Interest calculated on the unpaid principal balance shall be 19.99% per annum.

B. REPAYMENT OF PRINCIPAL. Upon Lender's demand, the entire unpaid and outstanding principal balance and all accrued and accruing interest shall become due and payable in twelve (12) equal monthly installments beginning on the 15th day of the month following such demand and continuing on the 15th day of each month thereafter for twelve (12) consecutive months until the entire principal balance and all accrued interest is paid in full; provided, however, that no such demand may be made prior to July 1, 2012. During any repayment of principal period, interest shall continue to accrue on the then outstanding principal balance at the rate set forth above in paragraph A. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Borrower shall incur no pre-payment penalty under this Note.

**DEFAULT: LENDER'S RIGHTS**. Upon the occurrence of any default (an "Event of Default") by Borrower hereunder, and regardless of whether such default relates to a failure to pay or any other matter, and provided that such default is not cured within fifteen (15) days of the date such default occurs, Lender may, but shall not be required to, declare the entire then outstanding principal balance on this Note, together with all then accrued but unpaid interest, immediately due, without notice, and then Borrower shall pay that amount. In addition, Lender shall have all other rights available to Lender under this Note, at law, and in equity. Lender may give, but in no event shall Lender be required to give, written, verbal, or any other notice of any default to Borrower. Upon default, including failure to pay upon final maturity, Lender, at its option, may also increase the Interest Rate relating to this Note to 24.99% per annum (the "Default Rate"). At no time shall the Interest Rate exceed the maximum interest rate permitted by applicable law.

**USE OF PROCEEDS**. Borrower agrees that Borrower shall only use the Loan proceeds hereunder for the purpose of making vehicle loans and for other purposes directly approved by Lender in its sole and absolute discretion, and Borrower covenants and agrees that it shall not use such Loan proceeds for any other purpose.

**COLLATERAL**. Borrower agrees that Lender, in Lender's sole discretion and at its request, shall either: (i) take physical possession of vehicle titles with a total value of not less than 130% of the outstanding principal balance of the Loan as the same may be from time to time, and/or (ii) be listed as the lien holder on such vehicle titles. Borrower agrees to adjust Lender's collateral at frequent intervals, but in no event less than quarterly, such that the value of the collateral does not fall below 130% of the outstanding principal balance of the Loan as the same may be from time to time.

**SECURITY AGREEMENT**.

A. CREATION OF SECURITY INTEREST. This Note constitutes and shall be deemed to be a "security agreement" for all purposes of the Utah Uniform Commercial Code. With respect to Borrower's Property (as defined below), whether now owned or existing or hereafter acquired or arising, wherever located and whether in Borrower's possession and control or in the possession and control of a third party, Lender is granted a security interest hereunder, and shall be entitled to all the rights and remedies of a "secured party" under the Utah Uniform Commercial Code.

B. "PROPERTY" DEFINED. Property shall include: (i) all rights under any policy or policies of insurance (including premium refunds and credits and insurance proceeds) insuring against damage or loss with respect to any portion of the Property, including all fire, theft, casualty and flood insurance; (ii) all goods, materials, supplies, fixtures, machinery, furniture and furnishings, appliances, attachments, equipment, inventory, general intangibles, accounts, chattel paper, instruments, notes, drafts, letters of credit, documents and other personal property (to the extent that any of the foregoing constitute personal property under applicable law), including without limitation all "Accounts", "Cash Proceeds", "Chattel Paper", "Collateral", "Deposit Accounts", "Electronic Chattel Paper", "Equipment", "Fixtures", General Intangibles", "Goods", "Instruments", "Inventory", "Investment Property", "Letter-of-credit Rights", "Noncash Proceeds", and "Tangible Chattel Paper", as defined in the Utah Uniform Commercial Code, that directly or indirectly relate to or are used or intended for use on or in connection with the use of Borrower's business, including all vehicles owned by Borrower or which have Borrower designated as the lien holder; (iii) all replacements and substitutions for, additions to, proceeds and products of (including all insurance proceeds (or proceeds of any purchase in lieu thereof) which are or may become payable with respect thereto), and books, records and files relating to, all or any portion of the items described above. The foregoing descriptions of items constituting the Property shall be construed as cumulative and not limiting, and the term "including", when used in those descriptions, shall mean without limitation by reason of enumeration. Unless the context clearly indicates otherwise, the terms "equipment," "inventory," "accounts," "instruments," "chattel paper," "general intangibles," "proceeds" and "products" shall have the meanings provided for those terms in the Utah Uniform Commercial Code in effect on the date of this Note.

C. REPRESENTATIONS, WARRANTIES AND COVENANTS OF BORROWER. Borrower hereby represents, warrants and covenants that they shall immediately notify Lender of any claim against the Property adverse to the interest of Lender therein.

D. POWER OF ATTORNEY. Borrower hereby irrevocably constitutes and appoints Lender and any officer or agent thereof, with full power of substitution, as its true and lawful attorneys-in-fact with full irrevocable power and authority in the place and stead of Borrower or in Lender's own name, for the purpose of carrying out the terms of this Note, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or useful to accomplish the purposes of this Note and, without limiting the generality of the foregoing, hereby gives said attorneys the power and right, on behalf of Borrower, without notice to or assent by Borrower, to do the following: (i) Upon the occurrence and during the continuance of an Event of Default, generally to sell, transfer, pledge, make any agreement with respect to or otherwise dispose of or deal with any of the Property in such manner as is consistent with the Uniform Commercial Code of the State of Utah and as fully and completely as though Lender were the absolute owner thereof for all purposes, and to do, at Borrower's expense, at any time, or from time to time, all acts and things which Lender deems necessary or useful to protect, preserve or realize upon the Property and Lender's security interest therein, in order to effect the intent of this Note, all at least as fully and effectively as Borrower might do, including, without limitation, the execution, delivery and recording, in connection with any sale or other disposition of any Property, of the endorsements, assignments or other instruments of conveyance or transfer with respect to such Property. (ii) To the extent permitted by law, Borrower hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof; this power of attorney is a power coupled with an interest and is irrevocable. (iii) The powers conferred on Lender hereunder are solely to protect its interests in the Property and shall not impose any duty upon it to exercise any such powers. Lender shall be accountable only for the amounts that it actually receives as a result of the exercise of such powers, and neither it nor any of its officers, directors, employees or agents shall be responsible to Borrower for any act or failure to act, except for Lender's own gross negligence or willful misconduct.

E. REMEDIES UPON AN EVENT OF DEFAULT. If an Event of Default shall have occurred and be continuing, in addition to the remedies provided herein, Lender, without any other notice to or demand upon Borrower shall have in addition to all other rights and remedies, the rights and remedies of a lender under the Uniform Commercial Code of the State of Utah, including, without limitation: (i) Either personally, or by means of a court appointed receiver, take possession of all or any of the Property and thereafter hold, store, use, operate, manage, maintain and control, make repairs, replacements, alterations, additions and improvements to and exercise all rights and powers of Borrower with respect to the Property or any part thereof. In the event Lender demands, or attempts to take possession of the Property in the exercise of any rights under this Note, Borrower agrees to promptly turn over and deliver possession thereof to Lender. (ii) Without notice to or demand upon Borrower, make such payments and do such acts as Lender may deem necessary to protect its security interest in the Property (including, without limitation, paying, purchasing, contesting or compromising any lien or encumbrance, whether superior or inferior to such security interest) and in exercising any such powers or authority to pay all expenses (including, without limitation, litigation costs and reasonable attorney's fees) incurred in connection therewith. (iii) Sell or cause to be sold in such order as Lender may determine, the Property and the remainder of the Property. (iv) Sell, lease, or otherwise dispose of the Property at public or private sale, upon terms and in such manner as Lender may determine. Lender may be a purchaser at any sale. (v) Exercise any other remedies of a secured party under the Utah Uniform Commercial Code or any other applicable law.

F. NOTICE OF SALE. Unless the Property is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender shall give to Borrower at least five (5) business days prior written notice of the time and place of any public sale of Property or of the time after which any private sale or any other intended disposition is to be made. Borrower hereby acknowledges that five (5) business days prior written notice of such sale or sales shall be reasonable notice. Borrower waives any and all rights that it may have to a judicial hearing in advance of the enforcement of any of Lender's rights and remedies hereunder, including, without limitation, its right following an Event of Default to take immediate possession of the Property and to exercise its rights and remedies with respect thereto.

G. PROCEEDS OF DISPOSITIONS; EXPENSES. Borrower shall pay to Lender on demand any and all expenses, including reasonable attorneys' fees and disbursements, incurred or paid by Lender in protecting, preserving or enforcing Lender's rights and remedies under or in respect of the Property and arising from the discharge of all impositions, liens and encumbrances, and claims thereof, if any, on the Property prior to the security interest granted herein (except any impositions or liens and encumbrances subject to which such sale shall have been made). After deducting all of said expenses, the residue of any proceeds of collection or sale or other disposition of the Property shall, to the extent actually received in cash, be applied to the payment of the obligations under this Note in such order or preference as Lender may determine. Upon the final payment and satisfaction in full of all of the obligations of this Note and after making any payments required by Sections 9-608(a)(1)(C) or 9-615(a)(3) of the Uniform Commercial Code of the State of Utah, any excess shall be returned to Borrower. In the absence of final payment and satisfaction in full of all of the obligations of this Note, Borrower shall remain liable for any deficiency. Until paid, all amounts due and payable by Borrower hereunder shall be a debt secured by the Property and shall bear, whether before or after judgment, interest at the Default Rate.

H. SUCCESSIVE REMEDIES. Lender shall have the right to enforce one or more remedies hereunder, successively or concurrently, and such action shall not operate to estop or prevent Lender from pursuing any further remedy that it may have. Any repossession or retaking or sale of the Property pursuant to the terms hereof shall not operate to release Borrower until full payment of any deficiency has been made in cash.

I. STANDARDS FOR EXERCISING RIGHTS AND REMEDIES. To the extent that applicable law imposes duties on Lender to exercise remedies in a commercially reasonable manner, Borrower acknowledges and agrees that it is not commercially unreasonable for Lender (i) to fail to incur expenses reasonably deemed significant by Lender to prepare Property for disposition, (ii) to fail to obtain third party consents for access to the Property to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of the Property to be collected or disposed of, (iii) to fail to exercise collection remedies against account debtors or other persons obligated on the Property or to fail to remove liens or encumbrances on or any adverse claims against the Property, (iv) to exercise collection remedies against account debtors and other persons obligated on the Property directly or through the use of collection agencies and other collection specialists, (v) to advertise dispositions of the Property through publications or media of general circulation, whether or not the Property is of a specialized nature, (vi) to contact other persons, whether or not in the same business as Borrower, for expressions of interest in acquiring all or any portion of the Property, (vii) to hire one or more professional auctioneers to assist in the disposition of the Property, whether or not the Property is of a specialized nature, (viii) to dispose of the Property by utilizing Internet sites that provide for the auction of assets of the types included in the Property or that have the reasonable capability of doing so, or that match buyers and sellers of assets, (A) to dispose of assets in wholesale rather than retail markets, (B) to disclaim disposition warranties, (C) to purchase insurance or credit enhancements to insure Lender against risks of loss, collection or disposition of the Property or to provide to Lender a guaranteed return from the collection or disposition of the Property, or (D) to the extent deemed appropriate by Lender, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist Lender in the collection or disposition of any of the Property. Borrower acknowledges that the purpose of this paragraph is to provide non-exhaustive indications of what actions or omissions by Lender would fulfill Lender's duties under the Uniform Commercial Code or other laws of the State of Utah in Lender's exercise of remedies against the Property and that other actions or omissions by Lender shall not be deemed to fail to fulfill such duties solely on account of not being indicated in this paragraph. Without limitation upon the foregoing, nothing contained in this paragraph shall be construed to grant any rights to Borrower or to impose any duties on Lender that would not have been granted or imposed by this Note or by applicable law in the absence of this paragraph.

J. MARSHALLING. Lender shall not be required to marshal any present or future collateral security (including but not limited to the Property) for, or other assurances of payment of, the obligations hereof or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights and remedies hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising. To the extent that it lawfully may, Borrower hereby agrees that it will not invoke any law relating to the marshalling of the Property which might cause delay in or impede the enforcement of Lender's rights and remedies under this Note or under any other instrument creating or evidencing any of the obligations hereof or by which any of the obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, Borrower hereby irrevocably waives the benefits of all such laws.

K. CONSENT TO FILING OF FINANCING STATEMENT. Borrower hereby consents to Lender's filing of one or more financing statements and continuations thereof with the Utah Department of Commerce for the purpose of recording the lien evidenced by this Note.

**JURY WAIVER**. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

**LATE CHARGE**. If a payment on the Note is more than five (5) days late, Lender may charge Borrower a late fee of the greater of (i) $500, or (ii) 10% of the unpaid portion of the regularly scheduled payment.

**AUTHORITY; AUTHORIZATION**. Each person signing below certifies that such person is at least eighteen (18) years of age, and is additionally either the Borrower, or an owner, shareholder, officer, director, member, manager, or partner of the Borrower, with the authority to bind the Borrower to the terms of this Note and all related documents.

**ENTITY LIABILITY; CO-OBLIGORS**. Each entity signing below agrees that, by signing this Note, such entity agrees to be PERSONALLY AND PRIMARILY liable, as a co-obligor, for all amounts at any time owed by Borrower hereunder, and for the performance of all other obligations of Borrower hereunder.

**GENERAL.**

A. This Note is binding upon the successors, heirs, and assigns of the Parties, and constitutes the entire agreement of the Parties with respect to the matters discussed herein. All oral representations or prior negotiations are deemed to have been merged into this Note. This Note may not be changed or modified except by a writing signed by all of the Parties.

B. This Note shall be governed by, and construed in accordance with, the laws of the State of Utah. The courts of Salt Lake County, Utah shall have exclusive jurisdiction over all disputes, actions, or proceedings arising from, out of, or with respect to this Note.

C. If any provision of this Note is held to be invalid or unenforceable, this Note shall be considered divisible as to such provision and such provision shall thereupon be inoperative and shall not be part of the consideration moving between the Parties. The remaining provisions of this Note shall, however, continue to be valid and binding and of like effect as though such provision were not included herein.

D. In the event of a breach by a Party hereto (the "breaching Party") of such breaching Party's warranties, representations, obligations, or responsibilities herein, such breaching Party shall pay to the non-breaching Party (the "non-breaching Party") enforcement and collection costs, including reasonable attorneys' fees and legal expenses, regardless of whether the breach is ultimately cured, and regardless of whether formal legal proceedings are commenced. The non-breaching Party may pay a third-party to assist in enforcing its rights hereunder, and the breaching Party shall pay the costs and expenses of such enforcement. Costs and expenses shall include, but not be limited to: (i) the non-breaching Party's reasonable attorneys' fees and legal expenses, whether or not such expenses are incurred by a salaried employee of the non-breaching Party, (iii) reasonable attorneys' fees and legal expenses for bankruptcy proceedings including, but not limited to, efforts to modify or vacate any automatic stay or injunction, (iii) appeals to higher courts arising out of legal proceedings to enforce the breaching Party's obligations hereunder, and (iv) any anticipated post-judgment collection services.

E. Any demand or notice may be made or given by mailing written demand or notice, by certified or registered mail, return receipt requested, to an affected Party at the most recent address for such Party listed in the records of the Party giving notice. Demand or notice shall be deemed to have been made or given upon mailing as aforesaid, or, if given by any other means, upon receipts by the Party to whom notice is being given.

F. The Parties agree to perform all further actions and to execute all further agreements, certifications, and other documents reasonable necessary or desirable to carry out the purposes of this Note and the transactions contemplated hereunder.

G. No waiver by a Party of a breach, default, or Event of Default by the other Party shall operate as a waiver or any other breach, default, or Event of Default, or of the same breach, default, or Event of Default on the future.

H. All draws made upon this Note will be made strictly for business use only.

I. Line of credit: in addition to a term loan, this note evidences a revolving line of credit. Borrower agrees to be liable for all sums advanced by Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records. Lender will have no obligations to advance funds under this note.

J. Time is of the essence of this Note and of each term, provision and condition hereof.

*(Signature Page Follows)*

IN WITNESS WHEREOF, the Parties have executed this Revolving Loan Promissory Note as of March 1, 2011.

**BORROWER:**

COBALT HOLDINGS, LLC



____________________, Manager

TITANIUM FUNDS, LLC



____________________, Manager

LUCKY'S AUTO CREDIT, LLC



____________________, Manager

**LENDER:**

PARAMOUNT AUTO FUNDING, LLC



Nathan Miller, Manager

## EXHIBIT NO. 7

## MATERIAL FOREIGN PATENTS

Not Applicable.

## EXHIBIT NO. 8

## PLAN OF ACQUISITION, REORGANIZATION, ARRANGEMENT, LIQUIDATION OR SUCCESSION

Not Applicable.

## EXHIBIT NO. 9

## ESCROW AGREEMENTS

Not Applicable.

EXHIBIT NO. 10

CONSENTS

**ATTORNEY CONSENT**

I, Nathan D. Miller, Esq., have acted as the attorney to Paramount Auto funding, LLC, a Utah limited liability company (the "Company"), in connection with the opinion regarding the legality of the Notes. Pursuant to my qualifications as an attorney, I have passed upon the Notes and my opinion regarding their legality. I hereby consent to the filing of my legality opinion as an exhibit to the offering statement.

Dated: 9/29/2011



Nathan D. Miller, Esq.

# EXHIBIT NO. 11

# OPINION RE LEGALITY

Jensen,
Duffin &
Dibb, LLP

NATHAN D. MILLER
ATTORNEY AT LAW

September 30, 2011

To Whom It May Concern:

I, Nathan D. Miller, Esq., have acted as counsel to Paramount Auto Funding, LLC, a Utah limited liability company (the "Company"), in connection with (a) the preparation of Form 1-A and (b) the drafting of the specimen promissory note (the "Note") attached as an exhibit thereto which shall be the promissory note form offered to the Company's note holders.

In connection with the opinions expressed herein, I have made such examination of applicable Utah laws as I considered appropriate or advisable for the purposes hereof. I have also examined the terms of the Note.

I am a member of the bar of the State of Utah. Special rulings of authorities administering any of such laws or opinions of other counsel have not been sought or obtained by me in connection with rendering the opinions expressed herein.

It is my professional legal opinion that the Note, under Utah law, when executed by the Company, will be a legally binding obligation of the Company and enforceable in accordance with its terms. My opinions expressed above are specifically subject to the following limitations, exceptions, qualifications and assumptions:

A. Exceptions due to the effect of bankruptcy, insolvency, moratorium and other similar laws relating to or affecting the relief of debtors.

B. Limitations imposed by state law, federal law or general equitable principles upon the specific enforceability of any of the remedies, covenants or other provisions of any applicable terms of the Note, regardless of whether enforcement of any such agreement is considered in a proceeding in equity or at law.

C. Exceptions concerning provisions purporting (i) to waive rights or defenses, (ii) to restrict available remedies or establish remedies, (iii) to consent to jurisdiction, choice of forum or choice of law, (iv) to constitute a liquidated damages provision or (v) to provide a remedy for breach that may be deemed to be disproportionate to actual damages or may be deemed to be a penalty.

311 SOUTH STATE STREET, SUITE 380 • SALT LAKE CITY • UTAH • 84111
(801) 531-6600 PHONE
(801) 521-3731 FACSIMILE

This opinion is rendered as of the date first written above.

Very truly yours,



Nathan D. Miller, Esq.

EXHIBIT NO. 12

SALES MATERIAL

## ADVERTISING MATERIAL

**(this sales material has not been used as of the date of the offering statement)**

## EARN UP TO 15% PER ANNUM BY INVESTING IN RENEWABLE UNSECURED NOTES ISSUED BY PARAMOUNT AUTO FUNDING, LLC.

Paramount Auto Funding, LLC ("Paramount") is a consumer finance company engaged in making subprime automobile loans to consumers with poor or limited credit. Founded in 2007, Paramount is located in Salt Lake City, Utah.

Paramount is soliciting the sale of up Five Million Dollars ($5,000,000) of unsecured notes issued pursuant Regulation A of the Securities Act of 1933.

Paramount is issuing the notes for terms of between 12 and 36 months with fixed interest rates of between 12% and 15% per annum (see the chart below)

| | $5k - $50k Investment | $51k - $200k Investment | $200k - $500k Investment | More than $500K Investment |
|---|---|---|---|---|
| 12 mo. term | 12% | 12.5% | | |
| 24 mo. term | 12.5% | 13% | 13.5% | |
| 36 mo. term | 13% | 13.5% | 14% | 15% |

The notes are not bank certificates of deposit and are not guaranteed by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other agency or company. The notes are obligations of Paramount only.

An investment in the notes involves certain risks which are described in the offering circular available from the company at:

**Paramount Auto Funding, LLC**
**311 S. State Street, Ste. 380**
**Salt Lake City, UT 84111**
**Ph. 801-448-6501**

## EXHIBIT NO. 13

## "TEST THE WATER" MATERIAL

Not Applicable.

## EXHIBIT NO. 14

## APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

Not Applicable.

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on September 29, 2011.

ISSUER:

PARAMOUNT AUTO FUNDING, LLC



J. Benson Miller, Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



J. Benson Miller, Member and Manager

Date: 9-29-2011



Nathan D. Miller, Member and Manager

Date: 9/29/2011



Blake Darling, Member

Date: 9-29-2011